Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-260363

No securities regulatory authority has expressed an opinion about these securities, and it is an offence to claim otherwise. This prospectus supplement (“Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated November 11, 2021 to which it relates, as may be amended or supplemented (the “Prospectus”), and each document incorporated or deemed to be incorporated by reference therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement and the accompanying Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Quipt Home Medical Corp. at 1019 Town Drive Wilder, Kentucky, USA 41076, telephone: (859) 878-2220, and are also available electronically on the company’s profile at www.sedar.com.

PROSPECTUS SUPPLEMENT
(TO A SHORT FORM BASE SHELF PROSPECTUS DATED NOVEMBER 11, 2021)

New Issue	May 15, 2023

QUIPT HOME MEDICAL CORP.

Up to US$40,000,000

Common Shares

This prospectus supplement (the “Prospectus Supplement”) of Quipt Home Medical Corp. (the “Company” or “Quipt”, “we” or “us”), together with the short form base shelf prospectus dated November 11, 2021 to which it relates, as may be amended or supplemented (the “Prospectus”), qualifies the distribution (the “Offering”) of common shares (“Offered Shares”) in the share capital of the Company having an aggregate offering amount of up to US$40,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See “Plan of Distribution”.

The Company has entered into an equity distribution agreement dated May 15, 2023 (the “Distribution Agreement”) with Canaccord Genuity LLC and Canaccord Genuity Corp. (collectively, “Canaccord”) and Beacon Securities Limited (together with Canaccord, the “Joint Agents”; and each, an “Agent”), pursuant to which the Company may distribute up to US$40,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) of Offered Shares in the Offering from time to time through the Joint Agents, as agents, in accordance with the terms of the Distribution Agreement. See “Plan of Distribution”. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company's registration statement on Form F-10, as amended (File No. 333-260363) (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “SEC”) of which this Prospectus Supplement forms a part.

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The issued and outstanding common shares of the Company (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSXV”) under the symbol “QIPT” and on the Nasdaq Capital Market (“Nasdaq”) under the trading ticker symbol “QIPT”. On May 12, 2023, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was C$8.71 and on Nasdaq was US$6.45. The TSXV has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to the Company fulfilling all of the requirements of the TSXV. Company has submitted a Listing of Additional Shares Notification Form to Nasdaq for the Offered Shares. See “Plan of Distribution”.

Sales of Offered Shares, if any, under this Prospectus Supplement will only be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”), involving sales made directly on the TSXV, Nasdaq or on any other trading market for the Common Shares in Canada or the United States. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Joint Agents are not required to sell any specific number or dollar amount of Offered Shares but will use their commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate or complete after only raising a small portion of the offering amount set out above, or none at all. Canaccord Genuity Corp. and Beacon Securities Limited are not registered as broker-dealers in the United States and, accordingly, will only sell Offered Shares on marketplaces in Canada; and Canaccord Genuity LLC is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Shares on marketplaces in the United States. See “Plan of Distribution”.

The Company will pay the Joint Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the “Commission”). The amount of the Commission shall not exceed 3.0% of the gross sales price per Offered Share sold, which amount will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains provided that the Company shall not be obligated to pay the Commission on any sale of Offered Shares that is not possible to settle due to: (i) a suspension or material limitation in trading in securities generally on the TSXV or Nasdaq; (ii) a material disruption in securities settlement or clearance services in the United States or Canada; or (iii) failure by the applicable Agent to comply with its obligations under the terms of the Distribution Agreement. In addition, the Company has agreed to reimburse the Joint Agents for certain expenses incurred in connection with the Offering. The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Joint Agents under the terms of the Distribution Agreement, will be approximately US$350,000 (exclusive of taxes and disbursements). See “Plan of Distribution”.

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. The Company is subject to certain informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in addition to applicable Canadian requirements. Consequently, the Company files reports and other information with the SEC, in addition to securities regulatory authorities in Canada. Under MJDS, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a “foreign private issuer” (“FPI”) (as defined under United States securities laws), the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this Prospectus Supplement and consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

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The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, certain of the officers and directors are not residents of the United States, that one or both of the Joint Agents or experts named in this Prospectus Supplement and in the accompanying prospectus are not residents of the United States, and that a substantial portion of the assets of the Company and such persons are located outside the United States. See “Enforceability of Certain Civil Liabilities”.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this Prospectus Supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See “Risk Factors”.

Canaccord Genuity Corp. and Beacon Securities Limited will only sell Offered Shares on marketplaces in Canada and Canaccord Genuity LLC will only sell Offered Shares on marketplaces in the United States.

As sales agents, the Joint Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities of the same class as the securities distributed under this Prospectus Supplement and the related prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See “Plan of Distribution”.

Gregory Crawford, Mark Greenberg, Brian Wessel, Dr. Kevin A. Carter and Hardik Mehta, each a director or officer of the Company residing outside of Canada, have appointed DLA Piper (Canada) LLP, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2Z7 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process” in the Prospectus.

The Company’s head office is located at 1019 Town Drive Wilder, Kentucky 41076, and its registered office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 27Z.

NO CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Unless otherwise indicated, all references to “C$” in this Prospectus Supplement refer to Canadian dollars and all references to “$” or “US$” in this Prospectus Supplement refer to United States dollars. See “Financial and Exchange Rate Information”.

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PROSPECTUS SUPPLEMENT
Table of Contents

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and also adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offering. If the information varies between this Prospectus Supplement and the Prospectus, the information in this Prospectus Supplement supersedes the information in the accompanying Prospectus.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus Supplement or the Prospectus in connection with the issue and sale of the Offered Shares hereunder. Investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus and on the other information in the Registration Statement, of which this Prospectus Supplement and the Prospectus form a part, in connection with the purchase of the Offered Shares. Information in this Prospectus Supplement updates and modifies the information in the accompanying Prospectus and information incorporated by reference therein. Investors should assume that the information appearing in this Prospectus Supplement and the Prospectus is accurate only as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, financial performance and prospects may have changed since those dates.

Information contained on the Company’s website does not form part of this Prospectus Supplement or the Prospectus nor is it incorporated by reference herein or therein. Investors should rely only on information contained or incorporated by reference in this Prospectus Supplement and the Prospectus.

Unless otherwise noted or the context indicates otherwise, the “Company”, “Quipt”, “we”, “us” and “our” refer to Quipt Home Medical Corp. and its subsidiaries.

Unless otherwise indicated, information contained or incorporated by reference in this Prospectus Supplement and the Prospectus concerning the Company’s industry and the markets in which it operates or seeks to operate is based on information from third party sources, industry reports and publications, websites and other publicly available information, and management studies and estimates. Unless otherwise indicated, the Company’s estimates are derived from publicly available information released by third party sources as well as data from the Company’s own internal research, and include assumptions which the Company believes to be reasonable based on management’s knowledge of the Company’s industry and markets. The Company’s internal research and assumptions have not been verified by any independent source, and the Company has not independently verified any third-party information. While the Company believes that such third-party information to be generally reliable, such information and estimates are inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance or the future performance of the industry and markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein.

This Prospectus Supplement, the Prospectus and the documents incorporated therein by reference include references to the Company’s trademarks, including, without limitation, the “Quipt” trademark on the face page of this Prospectus Supplement, which are protected under applicable intellectual property laws and are the Company’s property. The Company’s trademarks and trade names referred to in this Prospectus Supplement, the Prospectus and the documents incorporated therein by reference may appear without the ® or ™ symbol, but references to the Company’s trademarks and trade names in the absence of such symbols are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks and trade names used in this Prospectus Supplement, the Prospectus or in documents incorporated therein by reference are the property of their respective owners.

The financial statements of the Company incorporated by reference in this Prospectus Supplement and the Prospectus are reported in United States dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Certain calculations included in tables and other figures in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein may have been rounded for clarity of presentation.

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FINANCIAL AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references “C$” in this Prospectus Supplement refer to Canadian dollars and all references to “$” or “US$” in this Prospectus Supplement refer to United States dollars.

The following table sets forth (a) the average and ending rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect for the periods indicated; and (b) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during the periods indicated, each based on the indicative rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended September 30				Three Months Ended March 31,
	2022		2021		2023
Low	US$	0.7285	US$	0.7491	US$	0.7243
High	US$	0.8111	US$	0.8306	US$	0.7512
Average	US$	0.7832	US$	0.7915	US$	0.7394
End	US$	0.7296	US$	0.7849	US$	0.7389

On May 12, 2023, the daily exchange rate for the Canadian dollar in terms of United States dollars, as quoted by the Bank of Canada, was C$1.00 = US$0.74.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based upon the Company’s current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by the words such as “expect”, “likely”, “may”, “will”,, “would”, “could”, “should”, “continue”, “contemplate”, “intend”, or “anticipate”, “believe”, “envision”, “estimate”, “expect”, “plan”, “predict”, “project”, “target”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus Supplement, or in the case of documents incorporated by reference herein, as of the date of each such document.

Forward-looking statements in this Prospectus Supplement, the Prospectus or the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

•	operating results;
•	profitability;
•	financial condition and resources;
•	anticipated needs for working capital;
•	liquidity;
•	capital resources;
•	capital expenditures;
•	milestones;
•	potential acquisitions;
•	information with respect to future growth and growth strategies;
•	anticipated trends in the industry in which the Company operates;

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•	the Company’s future financing plans;
•	timelines;
•	currency fluctuations;
•	government regulation;
•	unanticipated expenses;
•	commercial disputes or claims;
•	limitations on insurance coverage;
•	availability and expectations regarding of cash flow to fund capital requirements;
•	the product offerings of the Company;
•	the competitive conditions of the industry;
•	the competitive and business strategies of the Company;
•	applicable laws, regulations and any amendments thereof;
•	on-going implications of the novel coronavirus (“COVID-19”);
•	statements relating to the business and future activities of, and developments related to, the Company, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans;
•	the anticipated net proceeds of the Offering;
•	the Company’s proposed use of the net proceeds of the Offering, if any; and
•	other events or conditions that may occur in the future.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of the Company’s management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. The material factors and assumptions used to develop the forward-looking statements contained in this Prospectus Supplement or any documents that are incorporated by reference into this Prospectus Supplement and the Prospectus include, without limitation:

•	the Company’s ability to successfully execute its growth strategies and business plan;
•	the ability to successfully identify strategic acquisitions;
•	the Company’s ability to realize anticipated benefits, synergies or generate revenue, profits or value from
•	its recent acquisitions into existing operations;
•	management’s perceptions of historical trends, current conditions and expected future developments;
•	the ability of the Company to take market share from competitors;
•	the Company’s ability to attract and retain skilled staff;
•	market conditions and competition;
•	the products, services and technology offered by the Company’s competitors;
•	the Company’s ability to generate cash flow from operations;
•	the Company’s ability to keep pace with changing regulatory requirements;
•	ongoing ability to conduct business in the regulatory environments in which the Company operates and may operate in the future;
•	that the Company’s ability to maintain strong business relationships with its suppliers, service provides and other third parties will be maintained;
•	COVID-19 and recall related supply chain issues will be resolved within the near future;
•	the Company’s ability to fulfill prescriptions for services and products;
•	the anticipated growth of the niche market of home equipment and monitoring;
•	the anticipated increase in demand for various medical products and equipment;
•	demand and interest in the Company’s products and services;
•	the ability to deploy up front capital to purchase monitoring and treatment equipment;
•	anticipated and unanticipated costs;
•	the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses;

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•	the general economic, financial market, regulatory and political conditions in which the Company operates and the absence of material adverse changes in the Company’s industry, regulatory environmental or the global economy; and
•	other considerations that management believes to be appropriate in the circumstances.

Forward-looking statements speak only as at the date they are made and are based on information currently available and on the then current expectations. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. Potential purchasers of the Offered Shares are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors” in this Prospectus Supplement, the Prospectus and in the AIF (as defined herein), which include: credit risks, market risks (including those related to equity, commodity, foreign exchange and interest rate markets), liquidity risks, operational risks (including those related to technology and infrastructure), and risks relating to reputation, insurance, strategy, regulatory matters, legal matters, environmental matters and capital adequacy. Examples of such risk factors include: the Company may be subject to significant capital requirements and operating risks; changes in law, the ability to implement business strategies, growth strategies and pursue business opportunities; state of the capital markets; the availability of funds and resources to pursue operations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; competition; difficulty integrating newly acquired businesses; low profit market segments; disruptions in or attacks (including cyber-attacks) on information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour; the failure of third parties to comply with their obligations; the impact of new and changes to, or application of, current laws and regulations; the overall litigation environment, including in the United States; risks related to infectious diseases, including the impacts of COVID-19; increased competition; changes in foreign currency rates; the potential loss of foreign private issuer status; risks relating to the deterioration of global economic conditions; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events, as well as other general economic, market and business conditions, amongst others. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Readers are cautioned that the cautionary statements and list of risk factors set out in this Prospectus Supplement, the Prospectus and the AIF are not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Prospectus Supplement, the Prospectus or in any document incorporated by reference herein or therein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Forward-looking statements are provided and made as of the date of this Prospectus Supplement, the Prospectus or the applicable documents incorporated herein and therein by reference, as applicable, and the Company does not undertake any obligation to revise or update any forward-looking statements or information other than as expressly required by applicable law. The forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are expressly qualified in their entirety by this cautionary statement. Potential purchasers of the Offered Shares should read this entire Prospectus Supplement, the Prospectus, and the documents incorporated by reference herein and therein, and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects associated with holding the Offered Shares.

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FINANCIAL INFORMATION

The Company’s financial statements that are incorporated by reference into this Prospectus Supplement have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are presented in United States dollars. As a result, certain financial information included in or incorporated by reference in this Prospectus Supplement may not be comparable to financial information prepared by companies in the United States reporting under U.S. generally accepted accounting principles.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering.

As of the date of this Prospectus Supplement, the following documents, filed by the Company with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into this Prospectus Supplement and the Prospectus for purposes of the Offering (and supersede and replace the list of documents incorporated by reference in the Prospectus under the heading “Documents Incorporated by Reference”), and form an integral part of this Prospectus Supplement and the Prospectus:

a)	the annual information form (the “AIF”) of the Company for the fiscal year ended September 30, 2022, dated December 23, 2022;

b)	the consolidated financial statements of the Company for the fiscal years ended September 30, 2022 and 2021, together with the notes thereto and the auditors’ reports thereon;

c)	the management’s discussion and analysis of the Company for the fiscal years ended September 30, 2022 and 2021;

d)	the unaudited consolidated financial statements of the Company for the three and six months ended March 31, 2023 and 2022 (the “Interim Financial Statements”);

e)	the management’s discussion and analysis of the Company for the three and six months ended March 31, 2023 and 2022;

f)	the management information circular of the Company dated February 1, 2023 with respect to the annual meeting of shareholders of the Company held on March 24, 2023;

g)	the business acquisition report dated February 13, 2023 (the “BAR”) in respect of the acquisition, indirectly through the Company’s indirect wholly owned subsidiary, QHM Holdings Inc., of Great Elm Healthcare, LLC (“Great Elm”);

h)	the material change report dated January 13, 2023 with respect to the acquisition of Great Elm (the “Great Elm MCR”); and

i)	the material change report dated April 24, 2023 with respect to the April 2023 Offering (as defined below).

Any documents of the type required to be incorporated by reference herein pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, including any annual information forms, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto that the Company files with any securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and prior to the completion or termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

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Upon a new annual information form and new annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the completion or termination of the Offering, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus Supplement and the Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities after the date of this Prospectus Supplement and prior to the completion or termination of the Offering, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus Supplement and the Prospectus. In addition, upon a new management information circular for an annual general meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities after the date of this Prospectus Supplement and prior to the completion or termination of the Offering, the previous management information circular filed in respect of the prior annual general meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus Supplement and the Prospectus.

To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, the Company may incorporate by reference into the Registration Statement of which this Prospectus Supplement forms a part, other information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

References to the Company’s website in this Prospectus Supplement, the Prospectus or any documents that are incorporated by reference into this Prospectus Supplement or the Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Prospectus, and the Company disclaims any such incorporation by reference.

Copies of the documents incorporated herein by reference may be obtained on request without charge from Quipt Home Medical Corp. at 1019 Town Drive Wilder, Kentucky, USA 41076, telephone: (859) 878-2220, and are also available electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) on the Company’s profile at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. Except as expressly provided herein, documents filed on EDGAR are not, and should not be considered, part of this Prospectus Supplement or the Prospectus.

Any statement contained in this Prospectus Supplement, the Prospectus or any document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus for the purposes of the Offering shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the Prospectus to the extent that a statement contained in this Prospectus Supplement, the Prospectus or any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement or the Prospectus, except as so modified or superseded. References to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement and the Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Prospectus, and the Company disclaims any such incorporation by reference.

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DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of MNP LLP; (3) the consent of BDO USA LLP; (4) the consent of DLA Piper (Canada) LLP, (5) powers of attorney from certain of the Company’s directors and officers (included on the signature page to the Registration Statement); and (6) the Distribution Agreement described in this Prospectus Supplement.

DESCRIPTION OF THE BUSINESS

The following description of the Company does not contain all of the information about the Company and its assets and business that you should consider before investing in the Offered Shares. You should carefully read the entire Prospectus Supplement and the Prospectus, including the sections titled “Risk Factors”, and the AIF, as well as the documents incorporated by reference herein and therein before making an investment decision.

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (Alberta) on March 5, 1997. Pursuant to a reverse take-over transaction completed on June 1, 2010 by way of a three cornered amalgamation, the Company acquired all of the issued and outstanding shares of PHM DME Healthcare Inc. and changed its name to “Patient Home Monitoring Corp.” On December 30, 2013, pursuant to a Certificate of Continuance, the Company changed its jurisdiction of governance by continuing from Alberta into British Columbia.

On December 21, 2017, pursuant to an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving the Company, Viemed Healthcare, Inc. and the securityholders of the Company, the Company completed a spin-out of Viemed Healthcare, Inc. and its operating businesses. In addition, on December 21, 2017, the Company completed an amalgamation, by way of vertical short-form amalgamation under the BCBCA, with its wholly owned subsidiary, and the amalgamating company continuing as “Patient Home Monitoring Corp.” On May 4, 2018, the Company changed its name to “Protech Home Medical Corp”, and on December 31, 2018, the Company effected a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares.

On May 13, 2021, the Company changed its name from “Protech Home Medical Corp.” to “Quipt Home Medical Corp.” and effected a consolidation (the “Consolidation”) of its Common Shares on the basis of one (1) post-Consolidation Common Share for every four (4) pre-Consolidation Common Shares.

The Company’s head office is located at 1019 Town Drive, Wilder, Kentucky 41076, and its registered office is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

The Company’s Common Shares are listed for trading on the TSXV under the symbol “QIPT”, and on Nasdaq under the symbol “QIPT”.

Business of the Company

The Company, through its subsidiaries, provides in-home medical equipment and supplies, and durable medical equipment, to patients in the United States. The Company seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep apnea, reduced mobility and other chronic health conditions requiring home-based services in the United States. The initial service line includes providing in-home equipment, supplies and services to patients in the United States. The primary business objective of the Company is to create shareholder value by continuing to offer a broader range of services to patients in need of in-home equipment and chronic disease management, as well as acquiring other companies operating in the United States healthcare service and product sectors. The Company’s organic growth strategy is to aggregate patients in existing or complimentary markets, through both acquisitions and taking market share directly from competitors, as well as by way of the implementation of its technology investment plans, whereby the Company plans to leverage technology to increase patient compliance by making ongoing training and patient follow up easier on the patient and improve the speed and ease of equipment and device delivery and set-up.

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The Company’s main revenue sources are providing in-home medical equipment and supplies and providing respiratory and durable medical equipment to patients in the United States.  As of the date hereof, the Company, through its subsidiaries, has operations in 26 states.

The Company’s revenue lines are based on fulfilling prescriptions for services and products for patients that suffer from chronic illness. The growing niche market of home equipment and monitoring provides significant opportunity to garner market share and may require the ongoing deployment of up-front capital to purchase monitoring and treatment equipment. The Company believes that it is well positioned to acquire the equipment necessary to grow its annuity stream businesses.

Among other things, the Company, through its subsidiaries, offers an array of durable medical equipment focused on pulmonary disease services, home-based sleep apnea and chronic obstructive pulmonary disease treatments, the treatment of chronic power mobility conditions and mobility solutions as well as home-based healthcare logistics and services, including: traditional and non-traditional durable medical respiratory equipment and services, bariatric equipment, bathroom safety products, Bi-level PAP (bilevel positive airway pressure) equipment, non-invasive ventilation equipment, supplies and services canes/crutches, including continuous positive airway pressure (CPAP) and bilevel positive airway pressure (BiPAP) units, masks, sleep apnea equipment and accessories , hospital beds, humidifiers, nebulizer and compressors, oxygen concentrator, mobility equipment and power mobility services, patient lifts, walkers, wheelchairs, products for wound care, nebulizers, oxygen concentrators and other related equipment and medical supplies as well as sleep testing. The demand for these items is expected to grow as the United States population continues to age and chronic diseases among those aged 65 and over continue to increase.

Recent Developments

On January 3, 2023, the Company acquired (the “Acquisition”), indirectly through its subsidiary, QHM Holdings Inc., Great Elm, a division of Great Elm Group, Inc. (NASDAQ:GEG), in accordance with a membership interest purchase agreement by and among Great Elm, the sellers named therein (collectively, the “Sellers”), Great Elm DME Holdings, Inc., as the Sellers’ representative, QHM Holdings Inc. and the Company dated such date. The aggregate consideration for the sale of all of the equity interests in Great Elm was US$80 million (subject to customary adjustments of Great Elm’s working capital, existing debt and expenses), comprised of US$73 million in cash, US$5 million in assumed debt, and approximately US$2 million by the issuance of 431,996 common shares in the capital of Quipt at a deemed price per share equal to US$4.63. In connection with the acquisition, Quipt drew down a total of US$73 million from its US$110 million senior secured credit facility (the “Senior Facility”) with CIT Bank, N.A. (the “Senior Lender”). For additional information concerning the Acquisition and financings related thereto, please see the BAR and Great Elm MCR incorporated by reference herein.

On April 25, 2023, the Company closed a bought deal public offering (the “April 2023 Public Offering”) of Common Shares, which included a United States private placement of Common Shares to Qualified Institutional Buyers (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “1933 Act”)) pursuant to an exemption from the registration requirements of the 1933 Act. The April 2023 Public Offering was conducted through a syndicate of underwriters led by Beacon Securities Limited and Canaccord Genuity Corp., on behalf of a syndicate of underwriters including Echelon Wealth Partners Inc., Raymond James Ltd., Stifel GMP, Eight Capital, Leede Jones Gable Inc. and M Partners Inc. (collectively, the “Underwriters”). In connection with the April 2023 Public Offering, the Company issued a total of 5,129,000 Common Shares at an issue price of C$7.85 per Common Share for aggregate gross proceeds of C$40,262,650, which included 669,000 Common Shares issued pursuant to the exercise of the over-allotment option granted to the Underwriters. Concurrent with the closing of the April 2023 Public Offering, the Underwriters also completed a brokered private placement in the Province of Québec, on a commercially reasonable best efforts basis (the “April 2023 Private Placement”, and together with the April 2023 Public Offering, the “April 2023 Offering”), of 280,000 Common Shares at an issue price of C$7.85 per Common Share, for aggregate gross proceeds of C$2,198,000. As a result of the completion of the April 2023 Public Offering and April 2023 Private Placement, the Company raised aggregate gross proceeds of C$42,460,650.

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On May 2, 2023, the Company received conditional approval from the Toronto Stock Exchange (“TSX”) to graduate its listing from the TSXV to the TSX. Final approval of the listing is subject to the Company meeting certain customary conditions required by the TSX.

For certain other details about the Company’s business, please refer to the AIF and other documents incorporated by reference in this Prospectus Supplement and the Prospectus that are available on SEDAR at www.sedar.com.

USE OF PROCEEDS

The Company intends to use the net proceeds from the Offering, if any, for repayment of debt, potential future acquisitions, working capital and general corporate purposes. The Company believes it is prudent to secure capital to ensure that the Company maintains sufficient liquidity and capital resources in the near- to medium-term. The Company may, from time to time, issue securities (including equity and debt securities) other than pursuant to this Prospectus Supplement.

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Joint Agents directly on the TSXV, Nasdaq or any other trading market for the Common Shares in Canada or the U.S. Any proceeds that the Company receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Company of any given distribution of Offered Shares through the Joint Agents in an “at-the-market distribution” under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the applicable Commission, any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering. The gross proceeds of the Offering will be up to US$40,000,000. The Joint Agents will receive the Commission of 3.0% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Joint Agents will be paid out of the proceeds from the sale of Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

Until applied, some or all of the net proceeds of the Offering, if any, may be held as cash balances in the Company’s bank account or invested at the discretion of the Company, including in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof or the Government of the United States or any state thereof.

While the Company currently anticipates that it will use any net proceeds of the Offering as set forth above, the Company may re-allocate the net proceeds from time to time, giving consideration to its strategy relative to the market, development and changes in the medical device industry and regulatory landscape, as well as other conditions relevant at the applicable time. Consistent with the high level of activity in the sector, the Company has considered, and continues to consider various potential strategic transactions. At the present time, no definitive agreements have been agreed to and there is insufficient information to provide with respect to any particular potential transaction. The Company intends to continue to monitor industry developments and may have further discussions in respect of strategic transactions in the future, but the Company can offer no assurance that any transaction would result from any such future discussions. Management will have discretion concerning the use of the net proceeds of the Offering, as well as the timing of their expenditure. See “Risk Factors” in this Prospectus Supplement and the Prospectus.

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CONSOLIDATED CAPITALIZATION

Other than the issuance of an aggregate of 5,409,000 Common Shares in connection with April 2023 Offering, as noted under the heading “Recent Developments”, there has been no material change in the Company’s share and loan capital since March 31, 2023, the date of the most recent financial statements, being the Interim Financial Statements.

As a result of the Offering, the shareholder's equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually distributed under the Offering.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares, and an unlimited number of Second Preferred Shares. As of May 12, 2023, there were 41,792,469 Common Shares issued and outstanding as fully paid and non-assessable and no First Preferred Shares and no Second Preferred Shares (together, the “Preferred Shares”) issued and outstanding.

The following is a summary of the rights, privileges, restrictions and conditions attached to the Common Shares and the Preferred Shares, but does not purport to be complete. Reference should be made to the Articles of the Company and the full text of their provisions for a complete description thereof, which are available on the Company’s profile on SEDAR at www.sedar.com.

Common Shares

All of the Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued Common Shares are not subject to call or assessment by the Company nor are there any pre-emptive, conversion, exchange, redemption or retraction rights attaching to the Common Shares.

All registered holders of Common Shares are entitled to receive notice of any general or special meeting to be convened by the Company. At any general or special meeting, subject to the restrictions on joint registered owners of Common Shares, each holder of Common Shares is entitled to one vote per share of which it is the registered owner and may exercise such votes either in person or by proxy. Otherwise, on a show of hands every Shareholder who is present in person and entitled to vote will have one vote, and on a poll every Shareholder has one vote for each Common Share of which it is the registered owner. The Company’s articles provide that the rights and provisions attached to any class of shares, in which shares are issued, may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

Preferred Shares

The First Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company or for the purpose of winding up its affairs, rank on parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares of every other series and the Common Shares of the Company. The Second Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company or for the purpose of winding–up its affairs, rank on parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares of the Company.

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PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Joint Agents under which the Company may issue and sell from time to time Offered Shares having an aggregate sale price of up to US$40,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Company to the applicable Agent from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Joint Agents directly on the TSXV, Nasdaq or any other trading market for the Common Shares in Canada or the United States. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSXV, Nasdaq or any other trading market for the Common Shares in Canada or the United States, or if any Offered Shares will be sold.

The Joint Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Company and the Joint Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent or Joint Agents. The Company will identify in the placement notice which Agent or Joint Agents will affect the placement. Subject to the terms and conditions of the Distribution Agreement, the Joint Agents will use their commercially reasonable efforts to sell, on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Joint Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Any placement notice delivered to an applicable Agent or Joint Agents shall be effective upon delivery unless and until (i) the applicable Agent or Joint Agents decline to accept the terms contained in the placement notice or such Agent or Joint Agents does not promptly confirm the acceptability of such placement notice, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Company suspends or terminates the placement notice in accordance with the terms of the Distribution Agreement, (iv) the Company issues a subsequent placement notice with parameters superseding those of the earlier placement notice, or (v) the Distribution Agreement is terminated in accordance with its terms. No Agent will be required to purchase Offered Shares as principal pursuant to the Distribution Agreement.

Either the Company or the Joint Agents may suspend the Offering upon proper notice to the other party. The Company and the Joint Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party's sole discretion at any time.

The Company will pay the Joint Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be 3.0% of the gross sales price per Offered Share sold, provided however, that the Company shall not be obligated to pay the Joint Agents any Commission on any sale of Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSXV or Nasdaq, (ii) a material disruption in securities settlement or clearance services in the U.S. or Canada, or (iii) failure by the applicable Agent to comply with its obligations under the terms of the Distribution Agreement. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of any such Offered Shares.

The applicable Agent or Joint Agents will provide written confirmation to the Company no later than the opening of the trading day immediately following the trading day on which it has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day (including the number of Offered Shares sold on the TSXV, on Nasdaq or any other marketplace in Canada or the United States in accordance with the Distribution Agreement), (ii) the average price of the Offered Shares sold on such day (showing the average price of Offered Shares sold on the TSXV, on Nasdaq or on any other marketplace in Canada or the United States), (iii) the Commission payable by the Company to the Joint Agents with respect to such sales, (iv) the gross proceeds ; and (v) the net proceeds payable to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this prospectus supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Company's annual and interim financial statements and related management's discussion and analysis, and annual information forms filed on www.sedar.com for any quarters or annual periods in which sales of Offered Shares occur.

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Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less Commission) to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares through the TSXV or another Canadian marketplace will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Company and the Joint Agents may agree and sales of Offered Shares in through Nasdaq or another United States marketplace will be settled through the facilities of The Depository Trust Corporation or by such other means as the Company and the Joint Agents may agree upon.

Canaccord Genuity Corp. and Beacon Securities Limited are not registered as broker-dealers in the United States and, accordingly, will only sell Offered Shares on marketplaces in Canada; and Canaccord Genuity LLC is not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Shares on marketplaces in the United States.

The Joint Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement.

No underwriter of the at-the-market distribution, including the Joint Agents, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities of the same class as the securities distributed under this Prospectus Supplement and the related Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The total expenses related to the commencement of the Offering to be paid by the Company, excluding the Commission payable to the Joint Agents under the Distribution Agreement, are estimated to be approximately US$350,000.

Pursuant to the Distribution Agreement: (i) the Company has the right to terminate the Distribution Agreement with any or all of the Joint Agents in its sole discretion at any time by giving written notice; (ii) each Agent has the right to terminate its obligations under the Distribution Agreement in its sole discretion at any time by giving written notice; and (iii) the Distribution Agreement shall automatically terminate upon the issuance and sale of all the Offered Shares on the terms and subject to the conditions set forth in the Distribution Agreement.

The Common Shares are listed on the TSXV and Nasdaq. The TSXV has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to the Company fulfilling all of the requirements of the TSXV. The Company has submitted a Listing of Additional Shares Notification Form with Nasdaq for the Offered Shares.

PRIOR SALES

In the 12-month period prior to the date of this Prospectus Supplement, the Company has issued 5,409,000 Common Shares, at a deemed price of C$7.85 per Common Share, pursuant to the April 2023 Offering, as noted under the heading “Recent Developments”.

In the 12-month period prior to the date of this Prospectus Supplement, the Company has issued 431,996 Common Shares, at a deemed price of US$4.63 per Common Share, pursuant to the Company’s acquisition, indirectly through the Company’s indirect wholly owned subsidiary, QHM Holdings Inc., of Great Elm.

In the 12-month period prior to the date of this Prospectus Supplement, the Company has issued 88,226 Common Shares at C$4.60 per Common Share pursuant to the exercise of compensation options held by registered dealers.

In the 12-month period prior to the date of this Prospectus Supplement, the Company has issued an aggregate of 1,947,111 Common Shares at C$5.20 per Common Share pursuant to the conversion of the Company’s 8.0% unsecured convertible debentures issued on March 7, 2019.

In the 12-month period prior to the date of this Prospectus Supplement, the Company has granted 831,000 restricted stock units and 457,000 options in accordance with the terms and pricing provisions (i.e., market value) of the Company’s 2021 Equity Incentive Plan.

In the 12-month period prior to the date of this Prospectus Supplement, the Company has issued an aggregate of 637,443 Common Shares pursuant to the settlement of restricted stock units (526,193) and exercise of stock options (111,250), in accordance with the terms and pricing provisions of its Company’s 2021 Equity Incentive Plan (or its predecessor plans).

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TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSXV under the symbol “QIPT”, and on Nasdaq under the symbol “QIPT”.

The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares on the TSXV for the 12-month period prior to the date of this Prospectus Supplement.

Month	High (C$)	Low (C$)	Total Volume
May 1 – 14, 2023	$8.76	$8.06	439,846
April 2023	$9.75	$7.65	2,201,097
March 2023	$9.66	$8.51	1,281,204
February 2023	$8.65	$7.57	1,205,362
January 2023	$8.48	$6.17	1,718,710
December 2022	$6.66	$5.80	364,256
November 2022	$6.12	$5.65	426,687
October 2022	$5.99	$5.33	453,745
September 2022	$6.51	$5.50	887,216
August 2022	$7.40	$6.24	2,229,556
July 2022	$7.19	$5.86	1,145,711
June 2022	$6.78	$5.66	482,249
May 2022	$6.26	$5.21	600,139

On May 12, 2023, being the last trading day prior to the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was C$8.71.

The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares on Nasdaq for the 12-month period prior to the date of this Prospectus Supplement.

Month	High (US$)	Low (US$)	Total Volume
May 1 – 14, 2023	$6.47	$5.95	1,371,942
April 2023	$7.26	$5.59	3,514,218
March 2023	$7.15	$6.21	2,641,838
February 2023	$6.59	$5.70	2,132,106
January 2023	$6.35	$4.71	1,637,364
December 2022	$4.94	$4.25	817,810
November 2022	$4.60	$4.25	600,703
October 2022	$4.38	$3.89	517,237
September 2022	$4.94	$3.99	1,115,428
August 2022	$5.94	$4.81	1,956,727
July 2022	$5.58	$4.50	1,056,205
June 2022	$5.44	$4.40	1,135,152
May 2022	$4.97	$4.00	1,098,658

On May 12, 2023, being the last trading day prior to the filing of this Prospectus Supplement, the closing price of the Common Shares on Nasdaq was US$6.45.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of DLA Piper (Canada) LLP, counsel to the Company, and Fasken Martineau DuMoulin LLP, counsel to the Joint Agents, the following is a general summary, as of the date hereof, of certain principal Canadian federal income tax considerations under the Income Tax Act (Canada) as amended from time to time, including the regulations promulgated thereunder (the “Tax Act”) generally applicable to an investor who acquires Offered Shares as beneficial owner pursuant to the Offering and who at all relevant times, for purposes of the Tax Act (a) holds the Offered Shares as capital property, (b) deals at arm’s length with the Company and each of the Joint Agents and (c) is not affiliated with the Company or either of the Joint Agents (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder unless they are held or acquired in the course of carrying on a business of trading or dealing in securities or as part of an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (a) that is a “financial institution”, as defined in the Tax Act, for purposes of the mark-to-market rules contained in the Tax Act; (b) that is a “specified financial institution” as defined in the Tax Act; (c) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (d) which has made an election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency; (e) that is exempt from tax under Part I of the Tax Act; (f) that is a partnership; (g) that has entered into, or will enter into, a ”derivative forward agreement” or “synthetic disposition arrangement” under the Tax Act with respect to the Offered Shares; or (h) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act. Any such Holder to which this summary does not apply should consult its own tax advisor with respect to the tax consequences of the Offering.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is or becomes (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares controlled by a non-resident person, or a group of non-resident persons, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring the Offered Shares.

This summary is based on the facts set out in this Prospectus Supplement, the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of this Prospectus Supplement, the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) and the Canada - United States Tax Convention (1980), as amended (the “US Treaty”). No assurance can be made that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

For purposes of the Tax Act, all amounts (including amounts related to the acquisition, holding or disposition of Common Shares, such as dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars using the daily rate of exchange quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA. The amount of income, capital gains, losses and capital losses may be affected by changes in foreign currency exchange rates.

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This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation concerning the tax consequences to any particular Holder or prospective Holder are made. Prospective Holders of Offered Shares should consult their own tax advisors with respect to an investment in the Offered Shares having regard to their particular circumstances.

Holders Resident in Canada

This portion of the summary applies to a Holder who at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be a resident of Canada  (a “Resident Holder”). Resident Holders whose Offered Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Offered Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors with respect to whether the election is available and advisable in their particular circumstances.

Taxation of Dividends

In the case of a Resident Holder who is an individual, dividends received or deemed to be received on the Offered Shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules that normally  apply to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act). Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the Company’s ability to designate dividends and deemed dividends as eligible dividends, and the Company has made no commitments in this regard.

Dividends received or deemed to be received on the Offered Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Disposition of Offered Shares

Upon a disposition or deemed disposition of an Offered Share (other than a disposition to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a capital gain (or capital loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of such security to the Resident Holder immediately before the disposition and any reasonable costs of disposition. The adjusted cost base of an Offered Share to a Resident Holder will be determined in accordance with the Tax Act by averaging the cost to the Resident Holder of an Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held by the Resident Holder as capital property at that time by the Resident Holder. Such capital gain (or capital loss) will be subject to the treatment described below under  “Taxation of Capital Gains and Capital Losses”.

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Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, in the circumstances described and to the extent provided in the Tax Act.

A capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on the Offered Share (or on shares for which such shares have been substituted). Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include taxable capital gains.  Tax Proposals released by the Minister of Finance (Canada) on August 9, 2022 are intended to extend this additional tax and refund mechanism in respect of aggregate investment income to ”substantive CCPCs” as defined in such Tax Proposals. Resident Holders should consult their own tax advisors with regard to this additional tax and refund mechanism.

Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Resident Holders

This section of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the Offered Shares in connection with, or in the course of, carrying on a business in Canada (a ”Non-Resident Holder”). This section does not apply to a Non-Resident Holder that is: (i) an insurer who carries on, or is deemed to carry on, an insurance business in Canada and elsewhere, or (ii) an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax. The Tax Act imposes withholding tax at a rate of 25% on the gross amount of the dividend, although such rate may be reduced by virtue of an applicable tax treaty. For example, under the US Treaty, where dividends on the Offered Shares are considered to be paid to a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to all of the benefits of, the US Treaty (a “U.S. Holder”), the applicable rate of Canadian withholding tax is generally reduced to 15% (or 5% in the case of a U.S. Holder that is a company that beneficially owns at least 10% of the Company’s voting shares). The Company will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Resident Holder’s account.  Non-Resident Holders should consult their own tax advisors regarding the application of the US Treaty or any other tax treaty.

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Disposition of Offered Shares

A Non-Resident Holder who disposes of or is deemed to have disposed of an Offered Share will not be subject to income tax under the Tax Act unless the Offered Share is, or is deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to full relief under an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder.

Generally, provided that the Common  Shares are, at the time of disposition, listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes Nasdaq and Tiers 1 and 2 of the TSXV), the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition the following two conditions were satisfied concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (a) real or immovable property situated in Canada, (b) “Canadian resource property” (as defined in the Tax Act), (c) “timber resource property” (as defined in the Tax Act) or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, the Offered Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

In the event that an Offered Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above under “Holders Resident in Canada – Disposition of Offered Shares” will generally apply to such disposition. Non-Resident Holders should consult their own tax advisor in this regard.

Non-Resident Holders for whom the Offered Shares are, or may be, taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of Offered Shares acquired pursuant to this Offering. This summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder of Offered Shares, including specific tax consequences under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No ruling from the U.S. Internal Revenue Service (the “IRS”) or legal opinion has been requested, or will be obtained, regarding the potential U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

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Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated by the Department of the Treasury (whether final, temporary or proposed) (“Treasury Regulations”), U.S. court decisions published rulings and administrative positions of the IRS, and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), in each case, in effect as of the date of this Offering. Any of the authorities on which this summary is based could be changed in a material and adverse manner possibly with retroactive effect, at any time.

U.S. Holder

For purposes of this section, a “U.S. Holder” is a beneficial owner of Offered Shares acquired pursuant to this Offering that is, for U.S. federal income tax purposes, (a) an individual who is a citizen or resident of the United States; (b) a corporation, or other entity treated as a corporation, that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia; (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holder

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Offered Shares that is neither a U.S. Holder nor a partnership (or other “pass-through” entity) for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders relating to the acquisition, ownership and disposition of Offered Shares. Accordingly, Non-U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of the Canada-U.S. Tax Convention or any other tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other integrated transaction; (e) U.S. Holders that acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) U.S. Holders that hold Offered Shares other than as a capital asset (generally property held for investment purposes) within the meaning of Section 1221 of the Code; (g) U.S. Holders that are partnerships or other flow-through entities; (h) U.S. Holders that are subject to special tax accounting rules with respect to the Offered Shares for U.S. federal income tax purposes; (i) U.S. Holders that are subject to taxing jurisdictions other than, or in addition to, the United States; or (j) U.S. Holders that own, directly, indirectly or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company. The summary below also does not address the impact of the Offering on persons who are U.S. expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code. U.S. Holders and others that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Offered Shares, the U.S. federal income tax treatment of a partner in the partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of Offered Shares should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.

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Tax Considerations Other than U.S. federal income Tax Considerations Not Addressed

This summary does not address the U.S. state and local tax, U.S. estate, gift, and generation-skipping tax, U.S. federal net investment income, the excise tax on stock repurchases, U.S. federal alternative minimum tax or corporate alternative minimum tax, or non-U.S. tax considerations to U.S. Holders relating to the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local tax, U.S. estate, gift, and generation-skipping tax, U.S. federal net investment income, U.S. federal alternative minimum tax and non-U.S. tax considerations relating to the acquisition, ownership, and disposition of Offered Shares.

U.S. federal income Tax Consequences of the Acquisition, Ownership and Disposition of Offered Shares

Classification as a Passive Foreign Investment Company

As discussed below under “Passive Foreign Investment Company Rules – PFIC Status of the Company”, the Company has not made a formal determination as to whether it was a “passive foreign investment company” under Section 1297 of the Code (“PFIC”) for the tax year ended September 30, 2022, and does not plan to make such a determination for subsequent years. If the Company is classified as a PFIC in any taxable year in which a U.S. Holder holds Offered Shares, the Company generally will be considered a PFIC with respect to such Offered Shares in subsequent taxable years even if the Company is otherwise not a PFIC in such subsequent taxable years. If the Company is considered to be a PFIC with respect to a U.S. Holder’s Offered Shares, such holder generally will be liable to pay income tax at the highest ordinary income tax rate on any “excess distribution” from the Company and on the U.S. Holder’s gain from the disposition of Offered Shares as if such excess distribution or gain had been recognized ratably over the U.S. Holder's holding period for the Offered Shares, plus interest on such amount as if it were treated as a series of underpayments of tax in such prior years. Each U.S. Holder should consult its own tax advisor regarding the classification of the Company as a PFIC and the consequences of such classification.

Distributions on Offered Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares, and thereafter as a gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company does not expect to determine its current and accumulated earnings and profits in accordance with U.S. federal income tax principles, and U.S. Holders should therefore assume that any distribution by the Company with respect to Offered Shares will constitute dividend income. Dividends received on Offered Shares will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from domestic corporations.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. If the Company is not a PFIC, dividends paid to a U.S. Holder that do not result in qualified dividend income generally will be taxed at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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Sale or Other Taxable Disposition of Offered Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) its tax basis in such Offered Shares sold or otherwise disposed of. Such gain or loss will be a long-term capital gain or loss if the Offered Shares have been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source” (see a more detailed discussion at “Foreign Tax Credit” below). Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. Deductions for capital losses are subject to complex limitations.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Offered Shares generally may elect to deduct or credit such tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income”. Because the foreign tax credit rules are complex, U.S. Holders should consult their own tax advisors regarding the foreign tax credit rules, including the source of any dividends paid to U.S. Holders.

Subject to certain specific rules, foreign income and withholding taxes paid with respect to any distribution in respect of stock in a PFIC should qualify for the foreign tax credit. The rules relating to distributions by a PFIC are complex, and a U.S. Holder should consult with its own tax advisor with respect to any distribution received from a PFIC.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of Offered Shares, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss for foreign tax credit purposes. Different rules may apply to U.S. Holders subject to the accrual method of tax accounting. U.S. Holders should consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning and disposing of foreign currency.

Passive Foreign Investment Company Rules

If the Company is a PFIC within the meaning of Section 1297 of the Code at any time during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of Offered Shares.

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PFIC Status of the Company

The Company generally will be a PFIC if, for a given tax year, (a) 75% or more of the gross income of the Company for such tax year is “passive income” (the “income test”) or (b) on average at least 50% or more of the assets in a taxable year, held by the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all income less the cost of goods sold, and “passive income” for this purpose includes, among other things, dividends, interest, rents and royalties (other than rents and royalties derived from the active conduct of a trade or business), and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC for any taxable year during which U.S. Holders hold Offered Shares and one of the Company’s non-U.S. corporate subsidiaries is also a PFIC (a “lower-tier PFIC”), U.S. Holders will be deemed to own their proportionate share (by value) of the shares of the lower-tier PFIC, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if the U.S. Holder directly held the shares of such lower-tier PFIC, even though such U.S. Holder may not receive the proceeds of those distributions or dispositions. U.S. Holders are advised to consult its tax advisors regarding the application of the PFIC rules to the Company’s non-US. subsidiaries.

The determination of whether the Company (or a subsidiary of the Company) was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company (or subsidiary) will be a PFIC for any tax year depends on the assets and income of the Company (and each such subsidiary) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Offering. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or subsidiary) concerning its PFIC status or that the Company (and any subsidiary) was not, or will not be, a PFIC for any tax year. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

Default PFIC Rules under Section 1291 of the Code

If the Company is a PFIC during any tax year in which a U.S. Holder holds Offered Shares, the U.S. federal income tax considerations to a U.S. Holder of the acquisition, ownership and disposition of Offered Shares will depend on whether such U.S. Holder makes a Qualified Electing Fund Election under Section 1295 of the Code (“QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution paid on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).

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If the Company is a PFIC, under Section 1291 of the Code any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of shares of a lower-tier PFIC), and any excess distribution paid on Offered Shares (or a distribution by a lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day of a Non-Electing U.S. Holder’s holding period for the Offered Shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the U.S. Holder’s other tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

If the Company is a PFIC and a U.S. Holder makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins, such U.S. Holder generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that has made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if it is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the lower-tier PFIC in order for the QEF Election to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in a subsequent tax year, the QEF Election will be effective, and the U.S. Holder will be subject to the QEF rules described above during a subsequent tax year in which the Company qualifies as a PFIC.

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U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements or make available to U.S. Holders a PFIC Annual Information Statement or any other information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. Accordingly, it is expected that U.S. Holders will not be able to make a QEF Election with respect to the Company or its subsidiaries.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if they are regularly traded on (a) a national securities exchange that is registered with the SEC; (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934; or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for Offered Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Offered Shares over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

U.S. Holders that make a timely and effective Mark-to-Market Election generally also will adjust their tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. U.S. Holders should consult their own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to Offered Shares, no such election may be made with respect to the stock of any lower-tier PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of lower-tier PFIC stock or distributions from a lower-tier PFIC.

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Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event the Company is a PFIC during such U.S. Holder’s holding period for the relevant shares. However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive a “step up” in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and U.S. Holders should consult their own tax advisors regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how they may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares in the event the Company is a PFIC at any time during the holding period for such Offered Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information relating to an interest in Offered Shares, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Offered Shares. Failure to do so could result in substantial penalties and in the extension of the statute of limitations with respect to such holder’s U.S. federal income tax returns. In addition, if U.S. Holders hold Offered Shares in any tax year in which we are classified as a PFIC, such U.S. Holders will generally be required to file an IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, for such tax year. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Offered Shares.

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Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on Offered Shares, and proceeds arising from certain sales or other taxable dispositions of Offered Shares, may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. social security or other taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect U.S. taxpayer identification number; (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax; or (d) fails under certain circumstances to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder timely furnishes the required information to the IRS.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. U.S. Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

An investment in the Offered Shares should be considered highly speculative and involves significant risks due to the nature of the Company’s business. Before deciding to invest in the Offered Shares, prospective investors should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus Supplement and the Prospectus before purchasing the Offered Shares, including, without limitation, those risks identified and discussed under the heading “Risk Factors” in the AIF, which is incorporated by reference herein. See “Documents Incorporated by Reference”. The risks described herein are not the only risk factors facing the Company and should not be considered exhaustive.

Before making an investment decision, prospective purchasers of the Offered Shares should carefully consider the information described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein. Some of the risk factors described herein, in the Prospectus and in the documents incorporated by reference herein are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations and cash flows, and the investor’s investment in the Offered Shares could be materially adversely affected. Additional risks and uncertainties of which the Company is currently unaware or that are unknown or that the Company currently deems to be immaterial could have a material adverse effect on the business, financial condition and results of operation of the Company. The Company cannot assure an investor that it will successfully address any or all of these risks. Further, many of the risks are beyond the Company’s control and, in spite of the Company’s active management of its risk exposure, there is no guarantee that these risk management activities will successfully mitigate such exposure. A purchaser should not purchase Offered Shares unless the purchaser understands, and can bear, all of the investment risks involving the Offered Shares.

Prospective investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus Supplement, the Prospectus, and other documents incorporated by reference herein and therein, and consult with their professional advisors to assess any investment in the Offered Shares. The occurrence of any of these risks could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects. These risks are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition and results of operations. Investors should also refer to the other information set forth or incorporated by reference in this Prospectus Supplement. This Prospectus Supplement also contains forward-looking information that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in forward-looking information as a result of a number of factors. See also the section titled “Cautionary Note Regarding Forward-Looking Statements”.

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Net Proceeds to the Company

There is no certainty that the maximum amount of US$40,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) will be raised under the Offering. The Joint Agents have agreed to use their commercially reasonable efforts to sell, on the Company's behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount at all and, if the Company requests a sale, the Joint Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum offering amount, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Discretion in the Use of Proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Common Shares under this Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding securities from time to time. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the Offering. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

Dilution

The Company may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions outside of the Offering. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares, as applicable, on the TSXV or Nasdaq may decrease due to the additional amount of Common Shares, as applicable, available in the market.

At-the-Market Offering

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Common Share sales made at prices lower than the prices they paid.

Future Sales of Shares by Shareholders

Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of the additional equity securities. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

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Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, and other risk factors described in the AIF. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results have not changed. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Liquidity

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, as applicable, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSXV or Nasdaq or achieve listing on any other public listing exchange.

Completion of the Offering is Subject to Conditions

The completion of the Offering remains subject to the satisfaction of a number of conditions. There can be no certainty that the Offering will be completed.

Forward-Looking Statements May Prove to be Inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements. By its nature, forward-looking statements involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Prospectus Supplement and the Prospectus under the heading “Cautionary Note Regarding Forward-Looking Statements”.

No Assurance Future Financing Will Be Available

The Company may need to obtain additional financing in the future. The ability to obtain such additional financing will depend upon a number of factors, including prevailing market conditions and the operating performance of the Company. There can be no assurance that any such financing will be available to the Company on favourable terms or at all. If financing is available through the sale of debt, equity or capital properties, the terms of such financing may not be favourable to the Company. Failure to raise capital when required could have a material adverse effect on the Company’s business, financial condition and results of operations.

Global Financial Conditions Can Reduce Share Prices and Limit Access to Financing

The economic viability of the Company’s business plan is impacted by the Company’s ability to obtain financing. Global economic conditions impact the general availability of financing through public and private debt and equity markets, as well as through other avenues.

Significant political, market and economic events may have wide-reaching effects and, to the extent they are not accurately anticipated or priced into markets, may result in sudden periods of market volatility and correction. Periods of market volatility and correction may have an adverse impact on economic growth and outlook, as well as lending and capital markets activity, all of which may impact the Company’s ability to secure adequate financing on favourable terms, or at all.

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Furthermore, general market, political and economic conditions, including, for example, inflation, interest and currency exchange rates, political developments, legislative or regulatory changes, social or labour unrest and stock market trends will affect the Company’s operating environment and its operating costs, profit margins and share price. Uncertainty or adverse changes relating to government regulation, economic and foreign policy matters, and other world events have the potential to adversely affect the performance of and outlook for the Canadian and global economies, which in turn may affect the ability of the Company to access financing on favourable terms or at all. For example, recent uncertainty regarding Canada’s ability to access North American markets via the United States-Mexico-Canada Agreement and increased levels of turmoil in certain geopolitical hotspots have the potential to increase uncertainty and volatility in Canadian and global markets, respectively. The occurrence of negative sentiment or events in the Canadian and broader global economy could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

AGENT FOR SERVICE OF PROCESS

Gregory Crawford, Mark Greenberg, Brian Wessel, Dr. Kevin A. Carter and Hardik Mehta, each a director or officer of the Company residing outside of Canada, have appointed DLA Piper (Canada) LLP, Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 27Z, as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters in connection with the issue of the Offered Shares will be passed upon for the Company by DLA Piper (Canada) LLP, with respect to Canadian legal matters, and DLA Piper LLP (US), with respect to United States legal matters. Certain legal matters in connection with the issue of the Offered Shares will be passed upon for the Joint Agents by Fasken Martineau DuMoulin LLP, with respect to Canadian legal matters, and Dorsey & Whitney LLP, with respect to United States legal matters.

As of the date of this Prospectus Supplement, the partners and associates of each of DLA Piper (Canada) LLP and Fasken Martineau DuMoulin LLP as a group beneficially own, directly or indirectly, less than 1% of the Company’s outstanding securities.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is BDO USA, LLP, having an address at 221 E. 4th Street, Suite 2600, Cincinnati, OH 45202. BDO USA, LLP is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

The transfer agent and registrar of the Common Shares is Computershare Investor Services Inc., located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3A8.

INTERESTS OF EXPERTS

The Company’s external auditor, BDO USA, LLP, is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

MNP LLP, the Company’s former external auditor, is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

The audited consolidated financial statements of Great Elm for the year ended June 30, 2022 and 2021, which were included in the BAR incorporated by reference in this Prospectus Supplement, were audited by Grant Thornton LLP and Grant Thornton LLP was independent of the Company and of Great Elm at the relevant times required under the “Independence Rule” of the American Institute of Certified Public Accountants’ Code of Professional Conduct and its interpretations.

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ADDITIONAL INFORMATION

Quipt is subject to certain informational requirements of the U.S. Exchange Act, in addition to applicable Canadian requirements. Consequently, Quipt files reports and other information with the SEC, in addition to securities regulatory authorities in Canada. Under MJDS, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a FPI, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

The reports and other information filed by the Company with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. Copies of reports, statements and other information that the Company files with Canadian securities regulatory authorities are available electronically on the Company’s profile on SEDAR at www.sedar.com.

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No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.  The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories and, possessions, any state of the United States or the District of Columbia (the “United States”), or to a “U.S. person” (as such term is defined in Regulation S under the U.S. Securities Act) (a “U.S. Person”) unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available. This short form base shelf prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to, or for the account or benefit of, any U.S. Person. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Quipt Home Medical Corp. at 1019 Town Drive Wilder, Kentucky, USA 41076, telephone: (859) 878-2220, and are also available electronically at  www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	November 11, 2021

QUIPT HOME MEDICAL CORP.

$200,000,000

Common Shares
Preferred Shares

Debt Securities
Warrants
Subscription Receipts
Units

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale by Quipt Home Medical Corp. (the “Company” or “Quipt”) from time to time, during the 25-month period that this Prospectus, including any amendments thereto, remains effective, of up to $200,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares (“Common Shares”); (ii) preferred shares (“Preferred Shares”); (iii) debt securities (“Debt Securities”); (iv) warrants (“Warrants”) to acquire any of the securities that are described in this Prospectus; (v) subscription receipts (“Subscription Receipts”); and (vi) units (“Units”) comprised of one or more of any of the other securities that are described in this Prospectus, or any combination of such securities (all of the foregoing collectively, the “Securities” and individually, a “Security”). One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”. The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”).

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or any of its direct or indirect subsidiaries (each, a “Subsidiary” and collectively the “Subsidiaries”). The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and an assumption of liabilities.

Prospective investors should be aware that the purchase of any Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax adviser.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific terms of any Securities offered will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares offered; (ii) in the case of Preferred Shares, the class and number of Preferred Shares offered, the offering price, whether the Preferred Shares are being offered for cash, and any other terms specific to the Preferred Shares offered; (iii) in the case of Debt Securities, the specific designation of the Debt Securities, the price at which the Debt Securities will be offered, the maturity date of the Debt Securities, the rate at which such Debt Securities will bear interest, the terms and conditions upon which the Debt Securities may be redeemed, repaid or purchased and the terms and conditions for any conversion or exchange of the Debt Securities for any other securities; (iv) in the case of Warrants, the number of Warrants being offered, the offering price, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, whether the Warrants are being offered for cash, and any other terms specific to the Warrants offered; (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, whether the Subscription Receipts are being offered for cash, and any other terms specific to the Subscription Receipts offered; and (vi) in the case of Units, the number of Units being offered, the offering price, the number and terms of the Securities comprising the Units, whether the Units are being offered for cash, and any other terms specific to the Units offered. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Company or any selling securityholder may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company or any selling securityholder in connection with the offering and sale of the Securities and the identity of any selling securityholder, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company or any selling securityholder will, or expects to receive and any other material terms of the plan of distribution. This Prospectus may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”).

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company or any selling securityholder. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities, other than an “at-the-market distribution”, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The issued and outstanding Common Shares are listed on the TSX Venture Exchange (the “TSXV”) under the symbol “QIPT” and on The Nasdaq Capital Market (“Nasdaq”), under the trading ticker symbol “QIPT”. On November 10, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $7.00, on Nasdaq was US$5.59. Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

The Company has three classes of issued and outstanding shares: the Common Shares, first preferred shares (each, a “First Preferred Share”) without par value, and an unlimited number of second preferred shares (each, a “Second Preferred Share”) without par value (together with the First Preferred Shares, constitute the “Preferred Shares”, and collectively with the Common Shares, the “Company Shares”). See “Description of the Share Capital of the Company”.

Note to U.S. Holders

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some of its officers and directors may be residents of a foreign country and that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country. These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Quipt has prepared its financial statements, incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook – Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.

Certain of the Company’s directors and officers reside outside of Canada. Each of the following persons has appointed DLA Piper (Canada) LLP, 2800 Park Place, 666 Burrard St, Vancouver, British Columbia, Canada V6C 2Z7 as agent for service of process:

Directors and Officers
Gregory Crawford, Chief Executive Officer and Director Mark Greenberg, Director Eugene Ewing, Director Dr. Kevin A. Carter, Director Hardik Mehta, Chief Financial Officer

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this Prospectus refer to Canadian dollars and all references to “US$” in this Prospectus refer to United States dollars. See “Currency and Exchange Rate Information”.

Investing in the Securities is speculative and involves significant risks. Readers should carefully review and evaluate the risk factors contained in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated by reference herein before purchasing any Securities. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

The Company is not making an offer of the Securities in any jurisdiction where such offer is not permitted.

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities will be passed upon on behalf of the Company by DLA Piper (Canada) LLP.

The Company’s head office is located at 1019 Town Drive Wilder, Kentucky 41076, telephone (859) 878-2220, and its registered office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 27Z.

v

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, the “Company”, “Quipt”, “we”, “us” and “our” refer to Quipt Home Medical Corp., and its direct and indirect Subsidiaries.

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus or any Prospectus Supplement in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus is part of a “shelf” registration statement on Form F-10 that the Company has filed with the United States Securities and Exchange Commission (the “SEC”).

Trademarks and Trade Names

This Prospectus, any applicable Prospectus Supplement and the documents incorporated herein by reference include references to the Company’s trademarks, including, without limitation, Quipt’s wordmark and service mark on the face page of this Prospectus, which are protected under applicable intellectual property laws and are the Company’s property. The Company’s trademarks and trade names referred to in this Prospectus, any applicable Prospectus Supplement and the documents incorporated herein by reference may appear without the ® or ™ symbol, but references to the Company’s trademarks and trade names in the absence of such symbols are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks and trade names used in this Prospectus, any applicable Prospectus Supplement or in documents incorporated herein by reference are the property of their respective owners.

Currency and Exchange Rate Information

Unless the context otherwise requires, all references to “$”, “C$” or “dollars” mean references to the lawful money of Canada. All references to “US$” refer to United States dollars.

The following table sets forth (a) the rate of exchange for the Canadian dollar, expressed U.S. dollars, in effect for the periods indicated; and (b) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during the periods indicated, each based on the indicative rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

Year Ended September 30 C$ to US$
	2021	2020	2019
High	0.8306	0.7710	0.7811
Low	0.7491	0.6898	0.7330
Closing	0.7849	0.7497	0.7551

On November 10, 2021, the daily exchange rate for the Canadian dollar in terms of United States dollars, as quoted by the Bank of Canada, was $1.00 = US$.8031.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based upon the Company’s current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by the words such as “expect”, “likely”, “may”, “will”,, “would”, “could”, “should”, “continue”, “contemplate”, “intend”, or “anticipate”, “believe”, “envision”, “estimate”, “expect”, “plan”, “predict”, “project”, “target”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the date of each such document.

Forward-looking statements in this Prospectus, any Prospectus Supplement or the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

•	operating results;
•	profitability;
•	financial condition and resources;
•	anticipated needs for working capital;
•	liquidity;
•	capital resources;
•	capital expenditures;
•	milestones;
•	licensing milestones;
•	information with respect to future growth and growth strategies;
•	anticipated trends in the industry in with the Company operates;
•	the Company’s future financing plans;
•	timelines;
•	currency fluctuations;
•	government regulation;
•	unanticipated expenses;
•	commercial disputes or claims;
•	limitations on insurance coverage;
•	availability and expectations regarding of cash flow to fund capital requirements;
•	the product offerings of the Company;
•	the competitive conditions of the industry;
•	the competitive and business strategies of the Company;
•	on-going implications of the novel coronavirus (“COVID-19”);
•	statements relating to the business and future activities of, and developments related to, the Company, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; and
•	other events or conditions that may occur in the future.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of the Company’s management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. The material factors and assumptions used to develop the forward-looking statements contained in this Prospectus or any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement include, without limitation:

•	the Company’s ability to successfully execute its growth strategies and business plan;
•	the ability to successfully identify strategic acquisitions;
•	the Company’s ability to realize anticipated benefits, synergies or generate revenue, profits or value from its recent acquisitions into existing operations;
•	management’s perceptions of historical trends, current conditions and expected future developments;
•	the ability of the Company to take market share from competitors;
•	the Company’s ability to attract and retain skill staff;
•	market conditions and competition;
•	the products, services and technology offered by the Company’s competitors;
•	the Company’s ability to generate cash flow from operations
•	the Company’s ability to keep pace with changing regulatory requirements;
•	ongoing ability to conduct business in the regulatory environments in which the Company operates and may operate in the future;
•	that the Company’s ability to maintain strong business relationships with its suppliers, service provides and other third parties will be maintained;
•	COVID-19 and recall related supply chain issues will be resolved within the near future;
•	the Company’s ability to fulfill prescriptions for services and products;
•	the anticipated growth of the niche market of home equipment and monitoring;
•	the anticipated increase in demand for various medical products and equipment;
•	demand and interest in the Company’s products and services;
•	the ability to deploy up front capital to purchase monitoring and treatment equipment;
•	anticipated and unanticipated costs;
•	the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses;
•	the general economic, financial market, regulatory and political conditions in which the Company operates and the absence of material adverse changes in the Company’s industry, regulatory environmental or the global economy; and
•	other considerations that management believes to be appropriate in the circumstances.

Forward-looking statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Potential purchasers of the Securities are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include: credit risks, market risks (including those related to equity, commodity, foreign exchange and interest rate markets), liquidity risks, operational risks (including those related to technology and infrastructure), and risks relating to reputation, insurance, strategy, regulatory matters, legal matters, environmental matters and capital adequacy. Examples of such risk factors include: the Company may be subject to significant capital requirements and operating risks; changes in law, the ability to implement business strategies, growth strategies and pursue business opportunities; state of the capital markets; the availability of funds and resources to pursue operations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; competition; difficulty integrating newly acquired businesses; low profit market segments; disruptions in or attacks (including cyber-attacks) on information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour; the failure of third parties to comply with their obligations; the impact of new and changes to, or application of, current laws and regulations; the overall difficult litigation environment, including in the United States; risks related to infectious diseases, including the impacts of COVID-19; increased competition; changes in foreign currency rates; loss of foreign private issuer status; risks relating to the deterioration of global economic conditions; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events, as well as other general economic, market and business conditions, amongst others, as well as those risk factors described under the heading “Risk Factors” and elsewhere in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Prospectus, any Prospectus Supplement or in any document incorporated by reference herein or therein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are expressly qualified in their entirety by this cautionary statement. Potential purchasers of the Securities should read this entire Prospectus, and each applicable Prospectus Supplement, and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects associated with holding Securities.

MARKET AND INDUSTRY DATA

Certain information in this Prospectus or in any Prospectus Supplement or documents incorporated by reference herein is obtained from third party sources, including public sources, and there can be no assurance as to the accuracy or completeness of such information. Although believed to be reliable, management of the Company has not independently verified any of the data from third party sources unless otherwise stated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. The following documents, each of which has been filed with the securities regulatory authorities in each province and territory of Canada, as applicable, are specifically incorporated by reference and form an integral part of this Prospectus:

•	the Company’s annual information form for the fiscal year ended September 30, 2020 dated April 27, 2021 (the “AIF”);

•	the Company’s consolidated annual financial statements as at and for the fiscal years ended September 30, 2020 and 2019;

•	the Company’s management’s discussion and analysis for the fiscal years ended September 30, 2020 and 2019;

•	the Company’s condensed consolidated interim financial statements as at and for the three and nine months ended June 30, 2021 and 2020, and related notes thereto;

•	the Company’s management’s discussion and analysis for the three and nine months ended June 30, 2020;

•	the material change report of the Company dated November 2, 2020 in respect of the acquisition by the Company of all of the issued and outstanding equity securities of Sleepwell, LLC (“Sleepwell”); and

•	the management information circular of the Company dated March 25, 2021, prepared in connection with the Company’s annual and special meeting held on May 3, 2021.

Any documents of the type required to be incorporated by reference herein pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, including any AIF, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto that the Company files with any securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the expiry of this Prospectus will be deemed to be incorporated by reference in this Prospectus.

Upon a new AIF and new annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous AIF, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis and material change reports, filed prior to the commencement of the financial year of the Company in which the new AIF is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual general meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual general meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

References to the Company’s website in this Prospectus, any Prospectus Supplement or any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and the Company disclaims any such incorporation by reference.

A Prospectus Supplement containing the specific terms of any offering of the Securities will be delivered to purchasers of the Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which that Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Copies of the documents incorporated herein by reference may be obtained on request without charge from Quipt Home Medical Corp. at 1019 Town Drive Wilder, Kentucky, USA 41076, telephone: (859) 878-2220, and are also available electronically at www.sedar.com.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.

DESCRIPTION OF THE BUSINESS

Corporate Structure

The Company was incorporated under the Business Corporations Act (Alberta) on March 5, 1997 under the name 730285 Alberta Inc. and changed its name to VF Capital Ltd. on June 19, 1997, and to Canadian Dental Partners Inc. on August 9, 1999, and to International Health Partners Inc. (“IHP”) on January 25, 2001. Pursuant to a reverse take-over transaction completed on June 1, 2010 by way of a three cornered amalgamation between 0871455 B.C. Ltd., PHM DME Healthcare Inc. (“PHM/DME”) and IHP (the “RTO Transaction”), IHP acquired all of the issued and outstanding shares in the capital of PHM/DME. IHP acquired all of the issued and outstanding shares of Stancap Holdings I Limited (“Stancap”) concurrent with the RTO Transaction (the “SHL Share Exchange”). Upon completion of the RTO Transaction and the SHL Share Exchange, on June 1, 2010, IHP changed its name to Patient Home Monitoring Corp. Pursuant to a Certificate of Continuance filed on December 30, 2013, the Company changed its jurisdiction of governance by continuing from Alberta into British Columbia.

On December 21, 2017, pursuant to an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving the Company, Viemed Healthcare, Inc. and the securityholders of the Company, the Company completed a spin-out of Viemed Healthcare, Inc. and its operating businesses. In connection with the transaction each Common Share was exchanged for ten (10) Common Shares. In addition, on December 21, 2017, the Company completed an amalgamation, by way of vertical short-form amalgamation under the BCBCA, its wholly owned subsidiary, Stancap, (the “Amalgamation”). The Company is the continuing entity as a result of the Amalgamation and maintained its name as Patient Home Monitoring Corp. Pursuant to the Amalgamation, all of the issued and outstanding common shares of Stancap were cancelled, and the assets, obligations and liabilities of Stancap continued as the assets, obligations and liabilities of the Company. Where the term “Company” is used herein in the context of describing the Company’s assets and business, it may include its predecessor, PHM, prior to completion of the Amalgamation, as the context requires.

On May 4, 2018, the Company changed its name to “Protech Home Medical Corp”, and on December 31, 2018, the Company effected a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares.

On May 13, 2021, the Company changed its name from “Protech Home Medical Corp.” to “Quipt Home Medical Corp.” and effected a consolidation (the “Consolidation”) of its Common Shares on the basis of one (1) post-Consolidation Common Share for every four (4) pre-Consolidation Common Shares.

The Company’s head office is located at 1019 Town Drive, Wilder, Kentucky 41076, and its registered office is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

The Company’s Common Shares are listed for trading on the TSXV under the symbol “QIPT”, and on Nasdaq under the symbol “QIPT”.

Business of the Company

Company Overview

The Company’s main revenue source is in providing in-home medical equipment and supplies, providing respiratory and durable medical equipment, to patients in the United States.  The Company has physical operations in many states within the United States.

The Company, through its Subsidiaries, provides in-home medical equipment and supplies, durable medical equipment, to patients in the United States. The Company seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep apnea, reduced mobility and other chronic health conditions requiring home-based services in the United States. The initial service line includes providing in-home equipment, supplies and services to patients in the United States. The primary business objective of the Company is to create shareholder value by continuing to offer a broader range of services to patients in need of in-home equipment and chronic disease management, as well as acquiring other companies operating in the United States healthcare service and product sectors. The Company’s organic growth strategy is aggregate patients in existing or complimentary markets, through both acquisitions and taking market share directly from competitors, as well as its technology investment plans, whereby the Company plans to leverage technology to increase patient compliance by making ongoing training and patient follow up easier on the patient and improve the speed and ease of equipment and device delivery and set-up.

The Company’s revenue lines are based on fulfilling prescriptions for services and products for patients that suffer from chronic illness. The growing niche market of home equipment and monitoring provides significant opportunity to garner market share and may require the ongoing deployment of up-front capital to purchase monitoring and treatment equipment. The Company believes that it is well positioned to acquire the equipment necessary to grow its annuity stream businesses.

Subsidiaries

The principal business and operations of each of the Company’s material Subsidiaries is discussed below.

PHM Logistics Corporation

PHM Logistics Corporation’s (“PHM Logistics”) platform provides the Company with supply chain management, regulatory device reporting and home delivery of healthcare devices. As PHM Logistics grows to serve an increasing volume of patients, there is increased complexity in ordering, managing, and delivering both devices and consumables to patients in numerous locations testing on different schedules. PHM Logistics’ focus is to continue and improve the logistics support for the Company. In order to support the Company’s numerous acquisitions, PHM Logistics has become the holding company for several of the Company’s acquired Subsidiaries.

Resource Medical Group, LLC and Resource Medical Group of Charleston, LLC

Resource Medical Group, LLC and Resource Medical Group of Charleston, LLC (collectively, “Resource Medical”) are South Carolina limited liability companies, acquired by the Company in January 2014, which offer an array of durable medical equipment focused on pulmonary disease services, home-based sleep apnea and chronic obstructive pulmonary disease treatments, as well as home-based healthcare logistics and services.

Resource Medical have a strong presence in South Carolina and an expansive product offering, including the following: bariatric equipment, bathroom safety products, Bi-level PAP (bilevel positive airway pressure), canes/crutches, continuous positive airway pressure (“CPAP”) and CPAP masks and accessories, hospital beds, humidifiers, nebulizer and compressors, oxygen concentrator, patient lifts, walkers, wheelchairs, and products for wound care. The demand for these items is expected to grow as the United States population continues to age and chronic diseases among those aged 65 and over continue to increase.

Care Medical Partners LLC

Care Medical Partners LLC (“CMP”), which was acquired by the Company in June 2014 and consists of Care Medical of Athens, Inc., Care Medical Atlanta, LLC, Care Medical of Augusta, LLC, Care Medical of Gainesville, LLC, and Care Medical Savannah, LLC, focuses on CPAP and sleep apnea equipment and supplies, mobility equipment, oxygen and other related equipment and medical supplies. Licensed to do business in Georgia and South Carolina and located throughout Georgia, CMP has added to the Company’s product and service line in a key location, increasing access to patients. Providing both home and hospital delivery, CMP provides medical supplies, medical equipment in addition to mobility equipment and respiratory equipment.

Black Bear Medical, Inc., Black Bear Medical North, Inc. and Black Bear Medical NH, Inc.

Black Bear Medical Group, Inc. was acquired by the Company in January 2015, which consists of Black Bear Medical, Inc., Costal Med-Tech Corp. and Black Bear Medical NH, Inc. (collectively, “BBM”), being entities licensed to do business in Maine and New Hampshire. BBM specializes in home-based healthcare services, including mobility solutions, and other durable medical equipment. These entities have widened the Company’s reach to upper east coast patients in Maine and New Hampshire, strengthening its geographic presence and increasing its offerings.

Legacy Oxygen & Home Care Equipment, LLC

The Company acquired Legacy Oxygen & Home Care Equipment, LLC, a regionally focused company, licensed to do business in Kentucky and Tennessee in May 2015. The company offers home-based medical equipment and services for patients with chronic pulmonary conditions across multiple locations in Kentucky.

Patient-Aids, Inc.

The Company acquired Patient-Aids, Inc. (“Patient-Aids”), a high growth, high margin, and profitable Ohio-based company focused on providing home-based healthcare services. Patient-Aids has, since 1982, been a dominant business in their region being licensed to do business in Ohio, Kentucky, and Indiana. Its product lines and services focus on treating patients with chronic power mobility conditions, respiratory conditions, and patients requiring traditional durable medical home-based equipment.

Cooley Medical Equipment, Inc.

Cooley Medical Equipment, Inc. (“CME”), a company based in Kentucky, is a participating Medicare provider that provides (i) nebulizers, oxygen concentrators, and CPAP and BiPAP units, (ii) traditional and non-traditional durable medical respiratory equipment and services, and (iii) non-invasive ventilation equipment, supplies and services. CME presently has six locations based in Eastern and Central Kentucky and Virginia. CME is considered one of Kentucky’s largest home medical equipment and medical service providers.

Sleepwell, LLC

Sleepwell is a participating Medicare provider that primarily provides sleep-related products and services such as PAP units, supplies, and services. Sleepwell is a leader in sleep services in the State of Georgia, with significant penetration in the Southeastern corridor of the region. In addition to Georgia, Sleepwell also provides sleep services to patients in Dayton, Ohio, which is Sleepwell’s wholly-owned subsidiary, Tuscan, Inc., dba Halsom Home Care.

Mayhugh Drugs Inc.

Mayhugh Drugs Inc. (“MME”) was established on January 1, 1972 in State of Florida. The company also distributes home durable medical equipment, CPAP machines, oxygen generators/concentrators, wheelchairs, home hospital beds, and other ancillary home medical equipment.

Recent Developments

On October 23, 2020, the Company acquired Sleepwell, a leader of sleep services in the State of Georgia. The Company acquired Sleepwell for a combination of cash and share consideration of approximately US$7.0 million and US$3.0 million, respectively.

On December 9, 2020, Dr. Kevin A. Carter joined the Company’s Board of Directors as an independent director.

On January 13, 2021, the Company announced that it had applied to list the Common Shares on Nasdaq.

On February 2, 2021, the Company announced that it had acquired MME, a leader in the respiratory home care services industry in Northern Florida. The Company acquired MME for total consideration of approximately $5.8 million.

On May 13, 2021, the Company changed its name from “Protech Home Medical Corp.” to “Quipt Home Medical Corp.” and effected the Consolidation, on the basis of one (1) post-Consolidation Common Share for every four (4) pre-Consolidation Common Shares. In connection with the Consolidation, the Company’s ticker symbol on the TSXV was changed from “PHM” to “QIPT”.

On May 14, 2021, the Company filed its Form 40-F Registration Statement (“Form 40-F”) with the SEC. It is anticipated that Quipt will become a reporting issuer in the United States following effectiveness of the Form 40-F, in addition to being a reporting issuer in Canada. A copy of the Form 40-F is available under the Company’s profile on each of EDGAR at www.sec.gov/edgar and SEDAR at www.sedar.com as well as the Company's website located at www.quipthomemedical.com.

At the open of markets on May 27, 2021, the Common Shares began trading on Nasdaq under the ticker symbol “QIPT”.

On July 14, 2021, the Company announced that it had acquired three separate entities with combined operations in California, Missouri, Arkansas and Mississippi, in connection with its ongoing national expansion effort with the goal of economically growing its operating footprint to serve as a leader in respiratory homecare across the United States. Under the terms of the definitive purchase agreements, the Company acquired the three combined entities for total consideration of approximately US$4.0 million in cash. The Company intends to operate each of the newly acquired entities under the “Quipt” brand name post-integration.

On August 20, 2021, the Company acquired a business with operations in Missouri, which added adds three locations, 15,000 active patients, 1,500 unique referring physicians, and several important insurance contracts. The business acquired has a diverse payor mix and traditional durable medical equipment product mix. Under the terms of the definitive purchase agreement, the Company acquired the business for approximately US$2.3 million in cash.

On October 1, 2021, the Company acquired a business with operations in Mississippi, which added two locations, over 4,000 active patients, more than 10,000 unique orders, 590 unique referring physicians, and several important insurance contracts. The business has a diverse payor mix and full suite of products with a focus on respiratory care, representing over 65% of the mix. Under the terms of the definitive purchase agreements, the Company acquired the business for approximately US$2.2 million in cash.

On November 1, 2021, the Company acquired a business with operations in Illinois, which added a strategic location servicing Central Illinois, a heavily weighted respiratory product mix, over 3,700 active patients, and important insurance contracts. The business has a diverse payor mix and full suite of products with a focus on respiratory care, representing over 85% of the mix. Under the terms of the definitive purchase agreement, the Company acquired the DME operation of the business for approximately US$1.7 million in case, and the real estate for US$0.5 million.

For further information regarding Quipt, see the AIF and other documents incorporated by reference in this Prospectus and any Prospectus Supplement, which are available at www.sedar.com under the Company’s profile.

THE SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of the Company’s securityholders. The Prospectus Supplement that will be filed in connection with any offering of Securities by any selling securityholder will include the following information:

•	the name of each selling securityholder;
•	if the selling securityholder is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside Canada, the name and address of the person or company the selling securityholder has appointed as agent for service of process;
•	the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder;
•	the number or amount of Securities of the class being distributed for the account of each selling securityholder;
•	the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of the Company’s outstanding Securities;
•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only;
•	if a selling securityholder is not an individual, disclosure regarding the principal securityholders thereof, as applicable; and
•	all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities. Among other potential uses, the Company may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, and to fund capital projects and potential future acquisitions. The Company will not receive any proceeds from any sale of any Securities by any selling securityholder(s).

As at the date of this Prospectus, the Company anticipates using the net proceeds to the Company from any offering of Securities primarily to fund its acquisition strategy. The Company’s acquisition approach generally targets companies that are either: (i) heavily respiratory weighted companies with gross revenue in the range of US$5 to $20 million, and consistent annual EBITDA (earnings before interest, taxes, depreciation, and amortization) margins between 10% and 20% or more; (ii) sub US$5 million revenue targets with the strategic goal of expanding the Company’s payer mix and expanding our geographical footprint across new states to be become a national DME provider; or (iii) targeting substantially larger opportunities that would be more meaningful in terms of revenue, EBITDA, active patient base and geographical operating footprint. The Company believes that the maximum size that the Company can raise under this Prospectus of $200,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) will provide sufficient room to draw upon in order to complete strategic acquisitions in the future if, as and when any such opportunities arise, and is expected to position the Company to aggressively pursue its corporate strategy to grow the business. The Company has spent the last several years building and solidifying its platform and within the last year has pivoted into a strategy more focused on growth, both internal and by acquisition and other strategic transactions.  For any specific acquisition for which the Company raises funds for under the Prospectus, the Company intends to include details of the acquisition in any Prospectus Supplement and any other additional disclosure as required by applicable securities laws.

Notwithstanding the foregoing, management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities by the Company under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriting dealers or agents as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement. See “Risk Factors - Discretion in the Use of Proceeds”.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

As at October 31, 2021, the most recent month end prior to the date of this Prospectus, the Company’s estimated working capital was US$23 million.

The following table provides information about the Company’s remaining funds from its recent public offering and private placements and the actual use of proceeds from those financings compared to the intended use of proceeds from the offerings.

Date of Financing	Type of Financing	Gross Proceeds	Initial Intended Use of Net Proceeds	Actual Use of Net Proceeds to Date
March 7, 2019	Bought Deal Private Placement Offering - Convertible Debentures (see below)	C$15,000,000 (US$11.1 million)	The net proceeds from were expected to be used for debt repayment, working capital and general corporate requirements.	The net proceeds was C$13.4 million (US$10.0 million). From this, C$9.0 million (US$6.7 million) was used to repay previously issued debentures and C$4.4 million (US$3.3 million) was used for acquisitions.
June 29, 2020	Bought Deal Prospectus Offering - Units (see below)	C$28,751,150 (US$21.2 million)	The intention was to use the net proceeds to increase the Company’s cash position and to complete any strategic acquisitions that are identified.	The net proceeds of C$27.6 million (US$20.6 million) were used in full for strategic acquisitions.
	Brokered Private Placement - Units (see below)	C$2,012,500 (US$1.5 million)
	Non-Brokered Private Placement - Units (see below)	C$1,067,000 (US$0.8 million)

March 2019 Financing

On March 7, 2019, the Company completed a bought deal private placement (the “2019 Private Placement”) of 8.0% unsecured convertible debentures (the “2019 Debentures”), for gross proceeds to the Company of $15 million, including the full exercise of the underwriters’ option. The 2019 Debentures bear interest from the date of closing at a rate of 8.0% per annum, payable semi-annually in arrears on the last day of June and December in each year and will mature on March 7, 2024 (the “Maturity Date”). The principal amount of the 2019 Debentures are convertible into Common Shares at the option of the holder at any time prior to the close of business on the last business day immediately preceding the Maturity Date at a conversion price of $1.30 per Common Share, subject to certain acceleration provisions.

June 2020 Financings

On June 29, 2020, the Company closed an underwritten bought deal prospectus offering of 25,001,000 units (“2020 Units”) at a price of $1.15 (the “2020 Issue Price”) per 2020 Unit for aggregate gross proceeds of $28,751,150 (the “2020 Public Offering”), before deducting fees and other estimated offering expenses, which included the exercise in full of the 15% over-allotment option. Concurrent with the 2020 Public Offering, the Company closed: (i) a brokered private placement of 1,750,000 2020 Units at the 2020 Issue Price for gross proceeds of $2,012,500; and (ii) a non-brokered private placement of 927,825 2020 Units at the 2020 Issue Price for gross proceeds of $1,067,000. Each 2020 Unit was comprised of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a “2020 Warrant”). Each 2020 Warrant is exercisable to acquire one Common Share at an exercise price of $1.60 per share, subject to adjustment in certain events, until June 29, 2021.

DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares, and an unlimited number of Second Preferred Shares. As of November 10, 2021, there were 33,349,842 Common Shares issued and outstanding as fully paid and non-assessable and no First Preferred Shares or Second Preferred Shares issued and outstanding.

The following is a summary of the rights, privileges, restrictions and conditions attached to the Common Shares and the Preferred Shares, but does not purport to be complete. Reference should be made to the Articles of the Company and the full text of their provisions for a complete description thereof, which are available under the Company’s profile on SEDAR at www.sedar.com.

Common Shares

All of the Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued Common Shares are not subject to call or assessment by the Company nor are there any pre-emptive, conversion, exchange, redemption or retraction rights attaching to the Common Shares.

All registered holders of Common Shares are entitled to receive notice of any general or special meeting to be convened by the Company. At any general or special meeting, subject to the restrictions on joint registered owners of Common Shares, each holder of Common Shares is entitled to one vote per share of which it is the registered owner and may exercise such votes either in person or by proxy. Otherwise, on a show of hands every Shareholder who is present in person and entitled to vote will have one vote, and on a poll every Shareholder has one vote for each Common Share of which it is the registered owner. The Company’s articles provide that the rights and provisions attached to any class of shares, in which shares are issued, may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

Preferred Shares

The First Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company or for the purpose of winding–up its affairs, rank on parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares of every other series and the Common Shares of the Company. The Second Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company or for the purpose of winding–up its affairs, rank on parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares of the Company.

DESCRIPTION OF MATERIAL INDEBTEDNESS

2019 Debentures

On March 7, 2019, the Company completed the 2019 Private Placement of the 2019 Debentures, through a syndicate of underwriters led by Beacon, and including Canaccord Genuity Corp. (“Canaccord”) and Haywood Securities Inc., for gross proceeds to the Company of $15 million, including the full exercise of the underwriters’ option. The 2019 Debentures bear interest from the date of closing at a rate of 8.0% per annum, payable semi-annually in arrears on the last day of June and December in each year and will mature on the Maturity Date. The principal amount of the 2019 Debentures are convertible into Common Shares at the option of the holder at any time prior to the close of business on the last business day immediately preceding the Maturity Date at a conversion price of $1.30 per Common Share, subject to certain acceleration provisions.

As of November 10, 2021, the Company had $10,959,000 principal amount of 2019 Debentures outstanding. The proceeds of the 2019 Private Placement were used to redeem, in full, 7.5% non-convertible unsecured subordinated debentures due December 31, 2019 (the “2014 Debentures”), for working capital and general corporate purposes. The 2019 Debentures are governed by the terms of a debenture indenture (the “Debenture Indenture”) dated August 7, 2019 between the Company and Computershare Trust Company of Canada. The principal amount of the 2019 Debentures are convertible into Common Shares at the option of the holder at any time prior to March 7, 2024 at a conversion price of $1.30 per Common Share (the “Conversion Price”). At any time after the date that is three years following the closing date, the Company may force the conversion of the principal amount of the 2019 Debentures at the Conversion Price on not less than 30 days’ notice if the daily volume weighted average trading price of the Common Shares is greater than $1.62 for any 20 consecutive trading days. Interest is calculated and paid semi-annually in arrears on the last business day of June and December in each year, computed on the basis of a 365/366-day year.

On April 30, 2019, the Company redeemed its 2014 Debentures. The 2014 Debentures were redeemed at a total redemption price of $1,040.00 plus accrued and unpaid interest of $24.79166667 up to but excluding the redemption date, both per $1,000 principal amount. As at the redemption date, the aggregate principal amount of the 2014 Debentures outstanding was $8,625,000. The foregoing summary of the 2019 Debentures is qualified in its entirety by reference to the full text of the Debenture Indenture, which is available under the Company’s SEDAR profile at www.sedar.com.

Revolving Credit Facility

In September 2020, the Company entered a $20,000,000 asset-based revolving credit facility with a US bank. The facility matures in September 2024 and bears interest at floating rate of LIBOR plus 2.0% to 2.5%, with a LIBOR floor of 0.5% and has an unused fee of 0.3%. The Company has no borrowings from this facility at June 30, 2021. Interest expense for the facility for the nine months ended June 30, 2021 totaled $38,000 and primarily related to the unused fee. The facility is subject to a borrowing base based on a percentage of eligible accounts receivable and expected future revenues from existing customer rentals. Issuance costs of $561,000 were incurred, are recorded in “deferred financing costs” on the consolidated balance sheet and are being amortized on a straight-line over the four-year term of the facility for a total of $35,000 and $105,000 for the three and nine months ended June 30, 2021, respectively

CONSOLIDATED CAPITALIZATION

From June 30, 2021, the date of the Company’s most recently filed consolidated interim financial statements, to the date of this Prospectus, there have been no material changes to the Company’s share capitalization on a consolidated basis other than: (a) the issuance of an aggregate of (i) 25,000 Common Shares in respect of the exercise of stock options, and (ii) 113,653 Common Shares in respect of the conversion of 2019 Debentures.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement.

Common Shares

For a brief summary of the material attributes of the Common Shares, see “Description of the Share Capital of the Company - Common Shares”. Common Shares may be sold separately or together with separately or together with other Securities, as the case may be.

Preferred Shares

For a brief summary of the material attributes of the Preferred Shares, see “Description of the Share Capital of the Company - Preferred Shares”. Preferred Shares may be sold separately or together with separately or together with other Securities, as the case may be.

Debt Securities

The Company may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Warrants, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. A copy of the form of the Indenture to be entered into has been or will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture.

The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the specific designation of the Debt Securities; any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;
•	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;
•	the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;
•	the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at the Company’s option;
•	the covenants applicable to the Debt Securities;
•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;
•	the extent and manner, if any, to which payment on or in respect of the Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;
•	whether the Securities will be secured or unsecured;
•	whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;
•	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;
•	the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000 integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than $5,000;
•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;
•	if other than Canadian dollars, the currency in which the Debt Securities are denominated or the currency in which the Company will make payments on the Debt Securities;
•	material Canadian federal income tax consequences of owning the Debt Securities;
•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and
•	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If the Company denominates the purchase price of any of the Debt Securities in a currency or currencies other than Canadian dollars or a non-Canadian dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than Canadian dollars or a non-Canadian dollar unit or units, the Company will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-Canadian dollar currency or currencies or non-Canadian dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares, Preferred Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares, Preferred Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares, Preferred Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

Warrants

The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

•	the designation of the Warrants;
•	the aggregate number of Warrants offered and the offering price;
•	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;
•	the exercise price of the Warrants;
•	the dates or periods during which the Warrants are exercisable including any “early termination” provisions;
•	the designation, number and terms of any Securities with which the Warrants are issued;
•	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;
•	whether such Warrants are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;
•	any minimum or maximum amount of Warrants that may be exercised at any one time;
•	whether such Warrants will be listed on any securities exchange;
•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;
•	certain material Canadian tax consequences of owning the Warrants; and
•	any other material terms and conditions of the Warrants.

Subscription Receipts

The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement. Subscription Receipts may be offered separately or together with other Securities, as the case may be.

The Subscription Receipts may be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of the subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

•	the number of Subscription Receipts;
•	the price at which the Subscription Receipts will be offered;
•	the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;
•	the dates or periods during which the Subscription Receipts are convertible into other Securities;
•	the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;
•	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;
•	whether such Subscription Receipts are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;
•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;
•	certain material Canadian tax consequences of owning the Subscription Receipts; and
•	any other material terms and conditions of the Subscription Receipts.

Units

The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement. Units may be offered separately or together with other Securities, as the case may be.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

•	the number of Units;
•	the price at which the Units will be offered;
•	the designation, number and terms of the Securities comprising the Units;
•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;
•	terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;
•	the date on and after which the Securities comprising the Units will be separately transferable;
•	whether the Securities comprising the Units will be listed on any securities exchange;
•	whether such Units or the Securities comprising the Units are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;
•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;
•	certain material Canadian tax consequences of owning the Units; and
•	any other material terms and conditions of the Units.

PLAN OF DISTRIBUTION

The Company may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by the Company from time to time. The Company may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions”. A description of such pricing will be disclosed in the applicable Prospectus Supplement. The Company may offer Securities in the same offering, or may offer Securities in separate offerings, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on a national securities exchange in the United States, as applicable.

This Prospectus may also, from time to time, relate to the offering of Securities by any selling securityholders. The selling securityholders may sell all or a portion of the Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. The Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder  to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

The Company and/or selling securityholder may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under Canadian and U.S. securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Each class or series of Preferred Shares, Subscription Receipts, Debt Securities, Warrants and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to sell the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units.

No underwriter or dealer involved in an “at-the-market distribution” as defined in NI 44-102, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with an offering of Securities or effect any other transactions that are intended to stabilize the market price of Securities.

In connection with any offering of Securities, other than an “at-the-market distribution”, unless otherwise specified in a Prospectus Supplement, underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

PRIOR SALES

Information in respect of prior sales of the Common Shares, Preferred Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into Common Shares, Preferred Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares, Preferred Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are currently listed on the TSXV under the trading symbols “QIPT” on the TSXV and the 2019 Debentures, which are convertible into Common Shares, are also listed and posted for trading on the TSXV under the symbol “PTQ.DB.A”. The trading prices and volumes of the Common Shares and the 2019 Debentures, if applicable, will be provided, as required, in each Prospectus Supplement.

DIVIDENDS

As of the date of this Prospectus, the Company has not paid any dividends and has no current intention to declare dividends on the Common Shares or Preferred Shares in the foreseeable future. Any decision to pay dividends on the Common Shares and/or Preferred Shares in the future will be at the discretion of the Company’s Board of Directors and will depend on, among other things, the Company’s results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Board may consider relevant.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor of acquiring, owning and disposing of any of the Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended). Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

Before deciding to invest in any Securities, prospective investors in the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including, without limitation, those risks identified and discussed under the heading “Risk Factors” in the AIF, which is incorporated by reference herein. See “Documents Incorporated by Reference”.

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. Additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. Some of the risk factors described herein and in the documents incorporated by reference herein, including the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations and cash flows, and the investor’s investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which the Company is currently unaware or that are unknown or that the Company currently deems to be immaterial could have a material adverse effect on the business, financial condition and results of operation of the Company. The Company cannot assure an investor that it will successfully address any or all of these risks.

Prospective investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus, the applicable Prospectus Supplement, and other documents incorporated by reference herein and therein, and consult with their professional advisors to assess any investment in the Securities. The occurrence of any of these risks could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects. These risks are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition and results of operations. Investors should also refer to the other information set forth or incorporated by reference in this Prospectus. This Prospectus also contains forward-looking information that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in forward-looking information as a result of a number of factors. See also the section titled “Cautionary Note Regarding Forward-Looking Statements”.

Risks Related to the Securities

Return on Securities is not Guaranteed

There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their investment.

Discretion in the Use of Proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares, Preferred Shares or its other securities issued and outstanding from time to time. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline. Management will have discretion concerning the use of the proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement as well as the timing of their expenditure. The Company will not receive any proceeds from any sale of any Securities by the selling securityholders.

Dilution

The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares, as applicable, on the TSXV or Nasdaq may decrease due to the additional amount of Common Shares, as applicable, available in the market.

Future Sales of Shares by Shareholders

Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of the Common Shares. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Liquidity

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, as applicable, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSXV or Nasdaq or achieve listing on any other public listing exchange.

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

Securities Ranking Senior to Common Shares

If, in the future, the Company decides to issue Debt Securities that may rank senior to the Common Shares, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting the Company’s operating flexibility. Any convertible or exchangeable securities that the Company issues in the future may have rights, preferences and privileges more favorable than those of the Common Shares and may result in dilution to owners of the Common Shares. The Company and, indirectly, its shareholders, will bear the cost of issuing and servicing such securities. Because the Company’s decision to issue Debt Securities in any future offering will depend on market conditions and other factors beyond its control, the Company cannot predict or estimate the amount, timing or nature of its future offerings. Thus, holders of Common Shares will bear the risk of the Company’s future offerings reducing the market price of the Common Shares and diluting the value of their shareholdings in the Company.

Global Financial Conditions can Reduce Share Prices and Limit Access To Financing

The economic viability of the Company’s business plan is impacted by the Company’s ability to obtain financing. Global economic conditions impact the general availability of financing through public and private debt and equity markets, as well as through other avenues.

Significant political, market and economic events may have wide-reaching effects and, to the extent they are not accurately anticipated or priced into markets, may result in sudden periods of market volatility and correction. Periods of market volatility and correction may have an adverse impact on economic growth and outlook, as well as lending and capital markets activity, all of which may impact the Company’s ability to secure adequate financing on favourable terms, or at all.

Furthermore, general market, political and economic conditions, including, for example, inflation, interest and currency exchange rates, political developments, legislative or regulatory changes, social or labour unrest and stock market trends will affect the Company’s operating environment and its operating costs, profit margins and share price. Uncertainty or adverse changes relating to government regulation, economic and foreign policy matters, and other world events have the potential to adversely affect the performance of and outlook for the Canadian and global economies, which in turn may affect the ability of the Company to access financing on favourable terms or at all. For example, recent uncertainty regarding Canada’s ability to access North American markets via the North American Free Trade Agreement and increased levels of turmoil in certain geopolitical hotspots have the potential to increase uncertainty and volatility in Canadian and global markets, respectively. The occurrence of negative sentiment or events in the Canadian and broader global economy could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Risks Related to the Business

Limited History of Operations

The Company has a limited history of operations. There can be no assurance that the business of the Company and/or its Subsidiaries will be successful and generate, or maintain, any profit.

Novel Business Model

Home monitoring of patients is a relatively new business, making it difficult to predict market acceptance, development, expansion and direction. The home monitoring services to be provided by the Company represent a relatively new development in the United States healthcare industry. Accordingly, adoption by patients and physicians can require education, which can result in a lengthy sales cycle. The market may take time to develop. Physicians and/or patients may be slow to adopt new methods. The development of the Company’s home monitoring business is dependent on a number of factors. These factors include: the Company’s ability to differentiate the Company’s services from those of the Company’s competitors; the extent and timing of the acceptance of the Company’s services as a replacement for, or supplement to, traditional methods of servicing and monitoring patients; the effectiveness of the Company’s sales and marketing and engagement efforts with customers and their health plan participants; the Company’s ability to provide quality customer service, as perceived by patients and physicians.

Because the monitoring business is evolving, the Company may not be able to anticipate and adapt to the developing market. Moreover, the Company cannot predict with certainty the future growth rate or the ultimate size of the market.

Reimbursement Rates May Decline

Reimbursement for services to be provided by the Company come primarily from Medicare and private health insurance companies. The reimbursement rates offered are outside the control of the Company. Reimbursement rates in this area, and much of the United States health care market in general, have been subject to continual reductions as health insurers and governmental entities attempt to control health care costs. The extent and timing of any reduction in reimbursement rates cannot be predicted by the Company.

Reductions in reimbursement rates can have a material impact on the profitability of the Company’s operations. A reduction in reimbursement may be unrelated to any concurrent decline in the cost of operations, thereby resulting in reduced profitability. The Company’s costs of operations could increase, but the cost increases may not be passed on to customers because reimbursement rates are set without regard to the cost of service.

Loss of Competitive Bids

On the reimbursement front, the CMS oversees a competitive bidding program covering durable medical equipment (“DME”), the process in which a Medicare supplier provides DME products to Medicare beneficiaries. Pursuant to the CMS, beginning in 2021, a new competitive bidding process known as Round 2021 will be launched by the CMS, covering contracts running from January 1, 2021 to December 31, 2023. It is possible that the Company may not be selected in some or all the Competitive Bidding Area (“CBA”) that is has bid for. It is also possible that the Company may not be selected for some or all of the product categories that it has bid more. Non-selection for CBA and/or product category may result in loss of revenue and referral sources.

Dependence Upon Relationships with Key Suppliers

There are few manufacturers of equipment which can be used for home use of patients. There is the possibility that a new meter will encounter difficulties or “bugs” when first sent to market, and that initial technical support costs may be higher than for more well-established meters. Even if the Company switches to other competing meters, they may also encounter technical difficulties or regulatory issues. The emerging nature of the market presents risks that suppliers may not be able to provide equipment to satisfy demand. Demand may outstrip supply, leading to equipment shortages. Conversely, incorrect demand forecasting could lead to excess inventory. The industry is subject to a high level of regulatory scrutiny, and government or manufacturer recalls could adversely affect the Company’s ability to provide services and achieve revenue targets.

Inadequate supply could impair the Company’s ability to attract new business and could create upward pricing pressure on equipment and supplies, adversely affecting margins for the Company. Several equipment manufacturers are pursuing a strategy of vertical integration, and should the Company ever need to order equipment from those manufacturers, such equipment may not be available on favourable terms.

Reliance Upon Few Payers

The Company earns revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the United States government being the primary entity making payments. If the Medicare program were to slow payments of the Company receivables for any reason, the Company would be adversely impacted. In addition, both governmental and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect cash flow and revenues for the Company.

Government Regulation

Some operations of the Company require certain licences and permits from the authorities in the United States. The ability of the Company and its Subsidiaries to obtain, sustain or renew any such licences and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies. There is no guarantee that the Company will meet these conditions.

The Company is subject to regulation from United States federal and state authorities. Regulatory action could disrupt the Company’s ability to provide services. Such regulatory action could come in the form of actions against manufacturers, unrelated to the Company’s conduct, or actions based upon the Company’s operation. Regulatory action could prevent or delay reimbursement for certain services.

There could also be legislative action that could adversely affect the Company’s business model, including, without limitation: a decision by the United States government to become the exclusive provider of health care services at some time in the future; changes in United States federal or state laws, rules, and regulations, including those governing the corporate practice of medicine, and fee splitting; and changes in the United States Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations. Conversely, budgetary problems in the United States could lead to reduced funding, substantial modification, or elimination of Medicare programs, which would end reimbursement for many patients. There can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the business of the Company. Amendments to current laws and regulations could have a substantial adverse impact on the Company.

CMS policies of health insurance for Medicare in the United States may affect the amount of revenue the Company receives. The Company is subject to risk that reimbursement rates for its services from both federal and private payers will decline over time. Reimbursement from federal programs is subject to constant regulatory review and increasing audits by federal authorities, the effect of which may be to increase costs of service and delay or affect reimbursement, which could negatively impact cash flow and/or revenue. Audits may be costly and time consuming, and could delay cash flow, even if the Company acted properly in all respects.

The policies of health insurance carriers in the United States may affect the amount of revenue the Company receives.

Highly Competitive Market

The industry in which the Company operations is a highly competitive market and may become more competitive as new players enter. Certain competitors will be subsidiaries or divisions of larger, much better capitalized companies. Certain competitors will have vertically integrated manufacturing and services sectors of the market. The Company may have less capital and may encounter greater operational challenges in serving the market. Better capitalized competitors may also be expected to borrow money or raise debt to purchase equipment more easily than the Company.

Low Profit Market Segments

Where the Company provides services to a patient who does not use provide rental equipment often or for an extended period of time, profitability may be unlikely in respect of that patient. In these cases, the Company may not have a rental equipment with the patient long enough to recoup costs. Where the Company owns the rental equipment, the failure of the patient to return the equipment to the Company may impact profitability. Legal costs of bringing an action to obtain return of equipment may exceed the value of the equipment, leading to losses with certain patient populations even under a favourable reimbursement environment.

Foreign Subsidiaries

The Company conducts all its operations through its United States Subsidiaries. Therefore, to the extent of these holdings, the Company (directly and indirectly) is dependent on the cash flows of these Subsidiaries to meet its obligations. The ability of such Subsidiaries to make payments to their parent companies may be constrained by the following factors: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which each Subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

Attraction and Retention of Key Personnel Including Directors

The Company has a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse impact on the business of the Company. The Company may also encounter difficulties in obtaining and maintaining suitably qualified staff. The success of the Company depends on the ability of management to interpret market data correctly and to interpret and respond to economic, market and other conditions in order to locate and adopt appropriate opportunities. No assurance can be given that individuals with the required skills will continue employment with the Company or that replacement personnel with comparable skills can be found. The Company is dependent on the services of key executives, including the Board and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Growth Management

The Company may have difficulty identifying or acquiring suitable acquisition targets and maintaining the organic growth which is a significant aspect of its business model. If it is unable to manage growth, the Company may be unable to achieve its expansion strategy, which could adversely impact its earnings per share and its revenue and profits.

Potential Conflicts of Interest

There are potential conflicts of interest to which some of the directors and officers of the Company may be subject in connection with the operations of the Company and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts of interest, if any, which arise may be subject to and be governed by procedures prescribed by the BCBCA which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Company to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the BCBCA. Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including general liability. Such occurrences could result in damage to property, inventory, facilities, personal injury or death, damage to the properties of the Company, or the properties of others, monetary losses, and possible legal liability.

The Company may be subject to product liability and medical malpractice claims, which may adversely affect its operations. The industry in which the Company operates is highly regulated, and it may be subject to regulatory scrutiny for violations of regulations and laws. The Company could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

United States Operations and Exchange Rate Fluctuations

All of the Company’s revenue is generated from operations in the United States. The Company is subject to a number of risks associated with its operations that may increase liability and costs and require significant management attention. These risks include:

•	compliance with laws of the United States that apply to the Company’s United States operations, including lawful access, privacy laws and anti-corruption laws;
•	instability in economic or political conditions, including inflation, recession and political uncertainty;
•	potential adverse tax consequences; and
•	litigation in United States courts.

In addition, the Company is exposed to foreign exchange risk as a result of substantially all of its revenue generating operations taking place in the United States and thus, revenues and expenses being earned and paid in United States dollars while the Company reports its financial statements in Canadian dollars. If the Canadian dollar appreciates relative to the United States dollar, the Company’s Canadian dollar expenses and revenues will decrease when translated from United States dollars for financial reporting purposes. Conversely, if the Canadian dollar depreciates relative to the United States dollar, the Company’s Canadian dollar expenses and revenues will increase when translated from United States dollars for financial reporting purposes. In addition, exchange rate fluctuations may affect the costs that the Company incurs in its operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of operations in United States dollar terms. Foreign exchange rate fluctuations may materially affect the Company’s financial condition and results of operations in future periods.

The Company will continue to translate the assets and liabilities of its United States dollar functional currency Subsidiaries into Canadian dollars using exchange rates in effect at the end of each period. Revenue and expenses for these Subsidiaries are translated using average exchange rates that approximate those in effect during the period. The Company will continue to maintain cash balances in both United States and Canadian dollars, but management anticipates that it will not purchase any securities or financial instruments to speculate on or hedge against a rise or fall in the value of the United States dollar.

Global Economy

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to deteriorate and stock markets to fluctuate substantially.

These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Access to additional capital may not be available to the Company on terms acceptable to it, or at all.

Cybersecurity

The Company relies on digital and internet technologies to conduct and expand its operations, including reliance on information technology to process, transmit and store sensitive and confidential data, including protected health information, personally identifiable information, and proprietary and confidential business performance data. As a result, the Company and/or its customers are exposed to risks related to cybersecurity. Such risks may include unauthorized access, use, or disclosure of sensitive information, corruption or destruction of data, or operational disruption resulting from system impairment (e.g., malware). The Company’s operations depend, in part, on how well it protects networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to damage to hardware, computer viruses, hacking and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. A compromise of the Company’s information technology or confidential information, or that of the Company’s patients and third parties with whom the Company interacts, may result in negative consequences, including the inability to process patient transactions, reputational harm affecting patient and/or investor confidence, potential liability under privacy, security, consumer protection or other applicable laws, regulatory penalties and additional regulatory scrutiny, any of which could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. As the Company has access to sensitive and confidential information, including personal information and personal health information, and since the Company may be vulnerable to material security breaches, theft, misplaced, lost or corrupted data, programming errors, employee errors and/or malfeasance (including misappropriation by departing employees), there is a risk that sensitive and confidential information, including personal information and personal health information, may be disclosed through improper use of Company systems, software solutions or networks or that there may be unauthorized access, use, disclosure, modification or destruction of such information. The Company’s ongoing risk and exposure to these matters is partially attributable to the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage, malfunction, human error, technological error or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus a global pandemic. In response to the outbreak, governmental authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company’s business, operations and financial results, including through disruptions in the Company’s labour inputs, supply chains and sales channels. In response to COVID-19, the United States’ guidelines issued on March 16, 2020 specifically noted that healthcare services were a critical infrastructure industry as defined by the Department of Homeland Security and employees of companies in this industry have a social responsibility to maintain a normal work schedule to meet service demands. In response to the COVID-19 pandemic, the Company has modified its current policies and implemented the instructions provided by the Centers for Disease Control and Prevention in order to best protect its employees and patient network. In addition, the Company accelerated inventory purchases to safeguard against any potential future supply chain weaknesses and meet potential increased demand. These measures and similar measures taken by other businesses may adversely impact the Company’s labour productivity and its supply chains.

Although the Company has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at the Company’s retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Company’s business, operations, financial results and position or prospects at this time.

The Company continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

Finally, the actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Company’s share price. The extent to which COVID19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

Recall of certain Royal Philips BiPAP and CPAP Devices and Ventilators

The recall of certain Royal Philips BiPAP and CPAP devices and ventilators that the Company distributes and sell could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition and prospects. On June 14, 2021, Royal Philips (“Philips”) initiated a voluntary recall notification with the U.S. Food and Drug Administration (“FDA”) for certain Philips BiPAP (bi-level positive airway pressure) and CPAP (continuous positive airway pressure) and mechanical ventilator devices that the Company distributes and sells. Philips initiated this recall to address potential health risks related to the polyester-based polyurethane (“PE-PUR”) sound abatement foam component in these devices. To date, Philips has produced millions of BiPAP and CPAP devices and ventilators using the PE-PUR sound abatement foam. Despite a complaint rate of 0.03% in 2020, Philips determined based on testing that there are possible health risks to users of the devices related to this type of foam, including that the foam may degrade into particles that may be ingested or inhaled by the user, and that the foam may off-gas certain chemicals. According to Philips, the potential risks of particulate exposure include headache, irritation, inflammation, respiratory issues, and possible toxic and carcinogenic effects, and the potential health risks of chemical exposure due to off-gassing include headache, irritation, hypersensitivity, nausea/vomiting, and possible toxic and carcinogenic effects.

Philips has stated that it (i) is providing the relevant regulatory agencies with required information related to the launch and implementation of the projected correction, (ii) will replace the current sound abatement foam with a new material, (iii) has already begun the preparations, which include obtaining the relevant regulatory clearances, and (iv) aims to address all affected devices in scope of this correction as expeditiously as possible. While Philips produces alternative CPAP devices and ventilators that are not impacted by the recall, these alternative CPAP devices and ventilators are being used to replace recalled CPAP devices and ventilators rather than be sold to suppliers for placement with newly diagnosed patients. Depending on the time it takes for the FDA and Philips to resolve the issue, potential delays and shortages of BiPAP and CPAP devices and ventilators may occur in the industry in which the Company operates, which could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition and prospects if it is unable to procure replacement products at a reasonable cost on a timely basis or at all.

Additionally, the Company does not currently know the full scope of potential risks that may arise as a result of the recall and replacement of BiPAP and CPAP and mechanical ventilator devices described above. Due to the volume of the Company’s patients currently using, or who in the past have used, the BiPAP and CPAP and mechanical ventilator devices affected by the recall described above as well as future users of any replacement devices, any litigation, class action or governmental enforcement actions (including, but not limited to, claims relating to product liability, negligence, patient harm including claims for personal injury or wrongful death, consumer protection, or fraud, overpayment or improper billing for services and products affected by the recall or replacement) that may involve the Company could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition and prospects. In general, the reporting of product defects or voluntary recalls to the FDA or analogous regulatory bodies outside the United States could result in manufacturing audits, inspections and broader recalls or other disruptions to the Company and/or its suppliers’ businesses. The recall described above and future recalls, whether voluntary or required, could result in significant costs to the Company and significant adverse publicity, which could harm the Company’s ability to market its products in the future.

Forward-Looking Statements May Prove to be Inaccurate

Readers are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Prospectus and in certain of the documents incorporated by reference herein under the heading “Cautionary Note Regarding Forward-Looking Statements”.

Risks Related to Ownership

Additional Capital

The development and the business (including acquisitions) of the Company may require additional financing, which may involve high transaction costs, dilution to shareholders, high interest rates or unfavorable terms and conditions. Failure to obtain sufficient financing may result in the delay or indefinite postponement of its business plans. The initial primary source of funding available to the Company consists of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

Loss of Foreign Private Issuer Status

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is currently exempt from certain of the provisions of the U.S. federal securities laws. For example, an issuer with total assets in excess of US$10 million and whose outstanding equity securities are held by 2,000 or more persons, or 500 or more persons who are not “accredited investors”, must register such securities as a class under the Exchange Act. However, as a foreign private issuer subject to Canadian continuous disclosure requirements, the Company may claim the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) thereunder, even if these thresholds are exceeded. To be considered a foreign private issuer, the Company must satisfy a United States shareholder test (not more than 50% of the voting securities of a company must be held by residents of the United States) if any of the following disqualifying conditions apply: (i) the majority of the Company’s executive officers or directors are United States citizens or residents; (ii) more than 50 percent of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States. Based on information available as at June 30, 2021 (the last business day of the Company’s most recent fiscal quarter), the Company estimates that approximately 18.4% of the Company’s outstanding voting securities are directly or indirectly held of record by residents of the United States. If the Company loses its status as a foreign private issuer, these regulations could apply and it could also be required to commence reporting on forms required of U.S. domestic companies, such as Forms 10-K, 10-Q and 8-K. It could also become subject to U.S. proxy rules, and certain holders of its equity securities could become subject to the insider reporting and “short swing” profit rules under Section 16 of the Exchange Act. In addition, any securities issued by the Company if it loses foreign private issuer status would become subject to certain rules and restrictions under the U.S. Securities Act, even if they are issued or resold outside the United States. Compliance with the additional disclosure, compliance and timing requirements under these securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements.

Dividends

The Company has never declared or paid any dividends on its Common Shares or Preferred Shares. The Company intends, for the foreseeable future, to retain tis future earnings, if any, to finance the Company’s business activities. The payment of future dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund business activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

Costs of Maintaining a Public Listing

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of each of the TSXV and Nasdaq require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Company may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

The Company’s auditors, MNP LLP, Chartered Professional Accountants, are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated July 15, 2021, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc., located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3A8.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain Canadian legal matters in connection with the offering of Securities will be passed upon on behalf of Quipt by DLA Piper (Canada) LLP. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

AGENT FOR SERVICE OF PROCESS

Gregory Crawford, Mark Greenberg, Eugene Ewing, Dr. Kevin A. Carter and Hardik Mehta, each a director or officer of the Company residing outside of Canada, have appointed DLA Piper (Canada) LLP, Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 27Z, as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. However, purchasers of Securities distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by such purchaser because the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102. A purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

In addition, original purchasers of convertible, exchangeable or exercisable Securities (unless the Securities are reasonably regarded by the Company as incidental to the applicable offering as a whole) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of the convertible, exchangeable or exercisable Security. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive the amount paid for the applicable convertible, exchangeable or exercisable Security (and any additional amount paid upon conversion, exchange or exercise) upon surrender of the underlying securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law. Any remedies under securities legislation that a purchaser of Securities distributed under an at-the-market distribution by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by a purchaser containing a misrepresentation will remain unaffected by the non-delivery of the Prospectus referred to above.

In an offering of convertible, exchangeable or exercisable Subscription Receipts, Warrants or convertible, exchangeable or exercisable Debt Securities (or Units comprised partly thereof), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which convertible, exchangeable or exercisable Subscription Receipts, Warrants or convertible, exchangeable or exercisable Debt Securities (or Units comprised partly thereof) are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal advisor.

ADDITIONAL INFORMATION

Quipt has filed with the SEC a registration statement on Form F-10 under the U.S. Securities relating to the Securities. This Prospectus, including the documents incorporated by reference into this Prospectus, which forms a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, readers should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells Securities under the registration statement, it will provide a prospectus supplement thereto that will contain specific information about the terms of that offering, which may also add, update or change information contained in this Prospectus, as incorporated in the registration statement.

Quipt is subject to certain informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in addition to applicable Canadian requirements. Consequently, Quipt files reports and other information with the SEC, in addition to securities regulatory authorities in Canada. Under the multijurisdictional disclosure system (MJDS) adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a “foreign private issuer” (“FPI”) (as defined under United States securities laws), the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

The reports and other information filed by the Company with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. Copies of reports, statements and other information that the Company files with Canadian securities regulatory authorities are available electronically on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.